                        NIAGARA MOHAWK POWER CORPORATION

        OFFER TO PURCHASE FOR CASH ANY AND ALL OUTSTANDING SHARES OF THE
                 FOLLOWING SERIES OF CUMULATIVE PREFERRED STOCK
                AT THE PURCHASE PRICES PER SHARE INDICATED BELOW

                                                                                     PURCHASE PRICE
CUSIP NO.                                   SERIES                                     PER SHARE
---------                                   ------                                   --------------
653522771         Fixed/Adjustable Rate Cumulative Preferred Stock, Series               $53.76
                  D.........................................................
653522201         Cumulative Preferred Stock, 3.40% Series..................             $63.43
653522300         Cumulative Preferred Stock, 3.60% Series..................             $67.16
653522409         Cumulative Preferred Stock, 3.90% Series..................             $72.76
653522508         Cumulative Preferred Stock, 4.10% Series..................             $76.49
653522607         Cumulative Preferred Stock, 4.85% Series..................             $90.49
653522706         Cumulative Preferred Stock, 5.25% Series..................             $93.58

     Niagara Mohawk Power Corporation, a New York corporation, invites its shareholders to tender shares of the series of its Cumulative Preferred Stock listed above, which we collectively refer to as preferred shares, at the purchase price per share indicated above, net to the seller in cash, upon the terms and subject to the conditions set forth in this offer to purchase and the related letters of transmittal. Each offer to purchase the shares of a series of preferred stock is referred to as an "offer," and the offers to purchase all of the preferred shares are referred to as the "offers." Each offer is being made independently of the other offers.

        EACH OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
               NEW YORK CITY TIME, ON WEDNESDAY, MARCH 27, 2002,
                     UNLESS EXTENDED OR EARLIER TERMINATED.

     FOR A DISCUSSION OF SOME OF THE SIGNIFICANT MATTERS THAT YOU SHOULD CONSIDER BEFORE TENDERING YOUR PREFERRED SHARES, SEE "SPECIAL FACTORS" BEGINNING ON PAGE 13.

     THE OFFERS ARE NOT CONDITIONED ON ANY MINIMUM NUMBER OF PREFERRED SHARES BEING TENDERED AND THE OFFER FOR ANY SERIES OF PREFERRED SHARES IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF PREFERRED SHARES OF ANOTHER SERIES BEING TENDERED. THE OFFERS ARE, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 11.

     OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFERS. HOWEVER, SHAREHOLDERS MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PREFERRED SHARES AND, IF SO, HOW MANY PREFERRED SHARES TO TENDER. NEITHER WE NOR OUR EXECUTIVE OFFICERS OR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING PREFERRED SHARES.

     This offer to purchase contains a summary of the important terms and conditions of the offers, followed by a more detailed discussion. It also contains answers to frequently asked questions.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY SUCH COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     If you have questions about the offers, you can call D.F. King & Co., Inc., the information agent for the offers, or Merrill Lynch & Co., the dealer manager for the offers, at the telephone numbers set forth on the back cover of this offer to purchase. You can also obtain additional copies of this offer to purchase and the related documentation from the information agent or your broker, dealer, bank, trust company or other nominee.

                     THE DEALER MANAGER FOR THE OFFERS IS:

                              MERRILL LYNCH & CO.
February 27, 2002

                               TABLE OF CONTENTS

                                                                   PAGE
                                                                   ----
Summary Term Sheet...............................................    1
The Offers.......................................................    8
 1.  Terms of the Offers.........................................    8
 2.  Acceptance for Payment and Payment..........................    8
 3.  Procedure for Tendering Preferred Shares....................    9
 4.  Withdrawal Rights...........................................   11
 5.  Expiration Date; Extension of Tender Period; Termination;
     Amendment...................................................   12
 6.  Special Factors.............................................   13
 7.  Certain Information about the Preferred Shares..............   19
 8.  Certain Information about Niagara Mohawk....................   21
 9.  Interest of Directors and Executive Officers; Transactions
     and Arrangements Concerning Shares..........................   23
10.  Source and Amount of Funds..................................   23
11.  Conditions to the Offers....................................   23
12.  Certain Legal Matters; Regulatory Approvals.................   24
13.  Material United States Federal Income Tax Consequences of
     the Offers..................................................   24
14.  Fees and Expenses...........................................   26
15.  Miscellaneous...............................................   28
Exhibit A -- Opinion of Merrill Lynch, Pierce, Fenner & Smith      A-1
  Incorporated...................................................

                                   IMPORTANT

    If you hold your preferred shares through a broker, dealer or other similar nominee, you must contact that nominee if you desire to tender your preferred shares. If you hold your preferred shares yourself, you must complete and sign the applicable letter of transmittal included with this offer to purchase in accordance with the instructions in the letter of transmittal and this offer to purchase, and mail or deliver it, together with any other required documents, to The Bank of New York, which is acting as depositary, and deliver the certificates for the tendered preferred shares to the depositary.

    To properly tender, please use the applicable letter of transmittal:

SERIES                                                           COLOR
------                                                        -----------
Fixed/Adjustable Rate Cumulative Preferred Stock, Series      tan
  D.........................................................
Cumulative Preferred Stock, 3.40% Series....................  green
Cumulative Preferred Stock, 3.60% Series....................  blue
Cumulative Preferred Stock, 3.90% Series....................  light gray
Cumulative Preferred Stock, 4.10% Series....................  cream white
Cumulative Preferred Stock, 4.85% Series....................  yellow
Cumulative Preferred Stock, 5.25% Series....................  pink

    There will be no guaranteed delivery procedures with respect to the offers.

    No authority has passed upon the accuracy or adequacy of this offer to purchase, and no person has been authorized to give any information or to make any representations, other than those contained in this offer to purchase or in the accompanying letters of transmittal. If given or made, such information or representations cannot be relied upon as having been authorized by us, Merrill Lynch & Co., D.F. King & Co., Inc. or The Bank of New York. The delivery of this offer to purchase shall not, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date on the cover of this offer to purchase or that there has been no change in the information contained in this offer to purchase or in the affairs of Niagara Mohawk since the date hereof.

    YOU SHOULD READ THIS OFFER TO PURCHASE AND THE LETTERS OF TRANSMITTAL CAREFULLY BEFORE MAKING A DECISION TO TENDER YOUR PREFERRED SHARES.

    This offer to purchase and related documents do not constitute an offer to buy or the solicitation of an offer to sell any of the preferred shares under any circumstances or in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require any offer to be made by a licensed broker or dealer, the offer will be deemed to be made on our behalf by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    We are not aware of any jurisdiction where the making of the offers violate applicable law. If we become aware of any jurisdiction where the making of any offer violates applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the applicable offer will not be made to the holders of applicable preferred shares residing in such jurisdiction.

    WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD ELECT TO TENDER YOUR PREFERRED SHARES PURSUANT TO AN OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR TO WHICH WE HAVE REFERRED YOU. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                               SUMMARY TERM SHEET

     The following summarizes, in question and answer format, the material terms of Niagara Mohawk's offer to purchase the preferred shares. You should read the remainder of this offer to purchase and the letters of transmittal carefully because this summary term sheet may not include all of the information that is important to you. Additional important information is contained in the remainder of this offer to purchase and the letters of transmittal.

     Niagara Mohawk is offering to purchase, in cash and without interest, any and all of the following outstanding preferred shares at the following purchase prices:

                                                                          PURCHASE PRICE
CUSIP NO.                             SERIES                                PER SHARE
---------                             ------                              --------------

653522771   Fixed/Adjustable Rate Cumulative Preferred Stock, Series D....    $53.76
653522201   Cumulative Preferred Stock, 3.40% Series......................    $63.43
653522300   Cumulative Preferred Stock, 3.60% Series......................    $67.16
653522409   Cumulative Preferred Stock, 3.90% Series......................    $72.76
653522508   Cumulative Preferred Stock, 4.10% Series......................    $76.49
653522607   Cumulative Preferred Stock, 4.85% Series......................    $90.49
653522706   Cumulative Preferred Stock, 5.25% Series......................    $93.58

     There are currently 3,000,000 shares of the Series D outstanding, 200,000 shares of the 3.40% Series outstanding, 350,000 shares of the 3.60% Series outstanding, 240,000 shares of the 3.90% Series outstanding, 210,000 shares of the 4.10% Series outstanding, 250,000 shares of the 4.85% Series outstanding and 200,000 shares of the 5.25% Series outstanding.

1.  WHO IS OFFERING TO BUY MY PREFERRED SHARES?

     Niagara Mohawk, a New York corporation, is offering to purchase all of the preferred shares listed above in a self-tender offer. We are engaged principally in the regulated energy delivery business in the State of New York. We provide electric service to approximately 1.5 million electric customers in eastern, central, northern and western New York, and we sell, distribute and transport natural gas to approximately 540 thousand natural gas customers in eastern, central and northern New York State. As of December 31, 2001, Niagara Mohawk owned assets worth $11.486 billion, including $4.618 billion in net utility assets. See Section 8, "Certain Information about Niagara Mohawk."

     Niagara Mohawk was organized under the laws of New York in 1937. On March 18, 1999, we were reorganized into a holding company structure in accordance with the Agreement and Plan of Exchange between us and Niagara Mohawk Holdings, Inc., which we refer to as Holdings. Our outstanding common stock was exchanged on a share-for-share basis for Holdings' common stock. Our debt and preferred stock were not exchanged as part of the share exchange and continue as our obligations.

     In September, 2000, Holdings entered into a merger agreement with National Grid Group plc, which we refer to as National Grid, under which National Grid would acquire Holdings, with Holdings' shares being exchanged for a combination of cash and American Depository Receipts in a new National Grid holding company, and all equity interests in Holdings would subsequently be contributed to National Grid USA, an indirect subsidiary of National Grid. On January 31, 2002, the merger was consummated and as a result of the merger, all of the common stock of Holdings is now owned by National Grid USA.

2.  WHY ARE YOU OFFERING TO BUY PREFERRED SHARES?

     As part of the financial planning in connection with the merger with National Grid, consideration was given to ways to improve our capital structure and increase our financial flexibility and it was determined that, upon completion of the merger, we would call for redemption, or tender for, some or all of our outstanding shares of preferred stock. The offers will enable us to eliminate or reduce the number of outstanding preferred shares, which we believe will improve our capital structure and increase our financial flexibility. In addition, some holders of preferred shares expressed concerns about the effects of the merger on the preferred shareholders. Although National Grid believed that the merger was in the best interests of our preferred shareholders, it agreed to cause Niagara Mohawk or an affiliate to make an offer to purchase all of the outstanding preferred stock of Niagara Mohawk within one year of the merger solely for cash consideration at prices and on such other terms that National Grid determines are customary for a tender offer to purchase similar preferred stock. We are not obligated to purchase all, or any particular number of, the preferred shares.

3. IF I DECIDE TO TENDER MY PREFERRED SHARES, WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

     Niagara Mohawk is offering to pay the purchase price to you in cash.

     If you tender your preferred shares to us, you will not have to pay brokerage fees, commissions or similar expenses to Niagara Mohawk, Merrill Lynch, as dealer manager, or D.F. King, as information agent.

     If you own preferred shares through a broker or other nominee and your broker tenders on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

4. IF I TENDER MY PREFERRED SHARES, WILL I STILL RECEIVE ANY DIVIDEND PAYMENTS AFTER MY PREFERRED SHARES ARE PURCHASED?

     We will make the regular quarterly dividend payment on each series of preferred shares on March 31, 2002, as declared by our board of directors, to all holders of record of the preferred shares as of March 11, 2002. However, we will not pay any accrued and unpaid dividends in the offers unless the offers are extended beyond March 31, 2002.

     If you are the holder of record of your preferred shares as of the close of business on March 11, 2002 and you tender your preferred shares, you will receive the March 31, 2002 regular quarterly dividend on your preferred shares, regardless of when you tender your preferred shares. If your preferred shares are purchased in the offers, you will not receive any dividend payments from Niagara Mohawk after the March 31, 2002 dividend. See Section 7, "Certain Information about the Preferred Shares."

5. IF I DECIDE NOT TO TENDER MY PREFERRED SHARES, HOW WILL THE OFFERS AFFECT MY PREFERRED SHARES?

     Because the preferred shares are publicly traded on the New York Stock Exchange, or the NYSE, if most of the outstanding preferred shares of any series are tendered in the applicable offer and purchased by us, the liquidity of the trading market for the remaining preferred shares of that series will likely be adversely affected due to the smaller number of outstanding preferred shares available for trading. In addition, we expect to delist the preferred shares of that series on the NYSE. As a result, the liquidity of those preferred shares and the ability of a holder to get accurate market quotations for the preferred shares could be significantly reduced as a result of the applicable offer. See
Section 6, "Special Factors."

     Our preferred shares are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the Securities and Exchange Commission, or the SEC. However, following the offers, we expect to terminate the registration of any series of preferred shares with less than 300 shareholders of record. This deregistration of a series of preferred shares would relieve us of any obligation to file reports and other information with the SEC under the Exchange Act with respect to that series of preferred shares. See Section 6, "Special Factors."

     If you do not tender your preferred shares, the offers will not affect the terms of your preferred shares. Your preferred shares will continue to be outstanding and will continue to be governed by their same terms. You will be entitled to receive cumulative quarterly dividends as, if and when declared by our board of directors at the annual rates and amounts listed below, per share per year, until such time as the preferred shares are redeemed by us, which may occur at anytime upon 30 days notice, at the price per share listed below plus accrued and unpaid dividends:

                                         ANNUAL DIVIDEND   ANNUAL DIVIDEND    REDEMPTION PRICE
SERIES                                   RATE PER SHARE    AMOUNT PER SHARE      PER SHARE
------                                   ---------------   ----------------   ----------------
Fixed/Adjustable Rate Cumulative
  Preferred Stock, Series D............       6.905%*          $3.4525            $ 50.00**
Cumulative Preferred Stock, 3.40%
  Series...............................        3.40%           $  3.40            $103.50
Cumulative Preferred Stock, 3.60%
  Series...............................        3.60%           $  3.60            $104.85
Cumulative Preferred Stock, 3.90%
  Series...............................        3.90%           $  3.90            $106.00
Cumulative Preferred Stock, 4.10%
  Series...............................        4.10%           $  4.10            $102.00
Cumulative Preferred Stock, 4.85%
  Series...............................        4.85%           $  4.85            $102.00
Cumulative Preferred Stock, 5.25%
  Series...............................        5.25%           $  5.25            $102.00

---------------

 * After December 31, 2004, the annual dividend rate per share of Series D will be equal to 1.625% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate for such dividend period, but the annual dividend rate will not be less than 7.655% nor greater than 13.655%.

** Shares of Series D are redeemable on or after December 31, 2004.

6.  DOES NIAGARA MOHAWK HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

     Yes. We will need approximately $278 million to purchase all of the outstanding preferred shares pursuant to the offers and to pay related fees and expenses. It is anticipated that funds will be available from a combination of our internal funds and internal funds of our parent company or other affiliates. See Section 10, "Source and Amount of Funds."

7. IS NIAGARA MOHAWK'S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY PREFERRED SHARES?

     No. Niagara Mohawk does not believe that its financial condition is relevant to your decision to tender preferred shares because each offer is being made for all outstanding preferred shares solely for cash and is not subject to any financing condition and the amount payable is not material in relation to the financial resources of Niagara Mohawk and its affiliates. See Section 10, "Source and Amount of Funds."

     If you decide not to tender your preferred shares, you will remain a preferred shareholder of Niagara Mohawk and, as is currently the case, our financial condition will continue to be relevant to you in your capacity as a preferred shareholder.

8.  HOW DO I TENDER MY PREFERRED SHARES?

     If you wish to accept an offer to purchase your preferred shares, you must do the following prior to the expiration date:

     - if you have your preferred stock certificates, you must complete and sign the letter of transmittal applicable to the series of preferred shares you are tendering and send it with your preferred stock certificates to The Bank of New York, as the depositary for the offers;

     - if you are an institution participating in The Depository Trust Company, or DTC, you may tender your preferred shares according to the procedure for book-entry transfer described in Section 3, "Procedure for Tendering Preferred Shares" (in which case, a confirmation of delivery must also be received by the depositary); or

     - if you hold your preferred shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact them and give them instructions to tender your preferred shares.

     Each series of preferred shares has its own letter of transmittal. Failure to use the applicable letter of transmittal will cause a tender to be invalid. See Section 3, "Procedure for Tendering Preferred Shares."

9.  WHAT IS THE MARKET VALUE OF MY PREFERRED SHARES AS OF A RECENT DATE?

     The following preferred shares are quoted on the NYSE under the symbols and at the last sale price indicated below, as of (i) December 20, 2001, the day before National Grid announced its intention to have us or an affiliate make offers to purchase all of our outstanding shares of preferred stock, subject to the completion of the acquisition of Holdings by National Grid under the 1935 Act, and (ii) February 25, 2002:

                                                          LAST SALE PRICE     LAST SALE PRICE
                                                            AS REPORTED         AS REPORTED
                                           NYSE TICKER    ON THE NYSE ON      ON THE NYSE ON
SERIES                                       SYMBOL      DECEMBER 20, 2001   FEBRUARY 25, 2002
------                                     -----------   -----------------   -----------------
Fixed/Adjustable Rate Cumulative
  Preferred Stock, Series D..............     NMK-N           $52.03*             $55.00*
Cumulative Preferred Stock, 3.40%
  Series.................................     NMK-A           $50.50*             $62.50*
Cumulative Preferred Stock, 3.60%
  Series.................................     NMK-B           $49.00              $67.00*
Cumulative Preferred Stock, 3.90%
  Series.................................     NMK-C           $51.50*             $70.00*
Cumulative Preferred Stock, 4.10%
  Series.................................     NMK-D           $53.13              $74.00
Cumulative Preferred Stock, 4.85%
  Series.................................     NMK-E           $64.00*             $82.50*
Cumulative Preferred Stock, 5.25%
  Series.................................     NMK-G           $70.50*             $90.50

---------------

* Since there was no trading activity for this series on this particular date, the price shown is the closing price on the most recent prior date for which there was trading activity for the series.

     We recommend that you obtain current market quotations for our preferred shares before deciding whether to tender your preferred shares.

10.  HOW LONG DO I HAVE TO DECIDE TO TENDER IN THE OFFERS?

     You have until 5:00 P.M., New York City time, on Wednesday, March 27, 2002, to tender your preferred shares in the offers. We urge you to tender your preferred shares or instruct your broker or other nominee to tender your preferred shares as soon as possible to ensure that your preferred shares are included in the offers.

11.  CAN THE OFFERS BE EXTENDED? HOW WILL I BE NOTIFIED IF THE OFFERS ARE
     EXTENDED?

     The offers can be extended, but we do not expect, at this time, to do so. If we decide, in our sole discretion, to extend any offer as described in
Section 5, "Expiration Date; Extension of Tender Period; Termination; Amendment," you will have an additional period of time during which you may tender your preferred shares.

     If we decide to extend an offer, we will inform The Bank of New York, the depositary for the offers, of that fact and will make an announcement through a press release issued to the Dow Jones News Service of the extension, not later than 9:00 A.M., New York City time, on the business day after the day on which the applicable offer was scheduled to expire. See Section 5, "Expiration Date; Extension of the Tender Period; Termination; Amendment."

12. HOW DO I WITHDRAW TENDERED SHARES? UNTIL WHAT TIME CAN I WITHDRAW TENDERED SHARES?

     You can withdraw the preferred shares you have tendered at any time until the offers have expired. If an offer is extended, you can withdraw tendered preferred shares until the expiration of the extension period, and we have accepted the preferred shares for payment. You may also withdraw your preferred shares after April 23, 2002, unless they have been accepted for payment.

     To withdraw preferred shares, you must deliver a written notice of withdrawal, or a facsimile of one, indicating your name, the number of preferred shares tendered, the number of preferred shares you wish to withdraw and the name of the registered holder, to The Bank of New York prior to the expiration of the offers. If your preferred shares were to be tendered by book-entry transfer, the notice must identify the relevant account number.

     See Section 4, "Withdrawal Rights" for a more detailed discussion of withdrawal procedures.

13.  WHAT DOES NIAGARA MOHAWK'S BOARD OF DIRECTORS THINK OF THE OFFERS?

     Our board of directors believes that the offers are fair to unaffiliated holders of preferred shares and has unanimously approved the offers. See Section 6, "Special Factors." While our board of directors has unanimously approved the offers, it is not making any recommendation as to whether or not you should tender your preferred shares. We believe that this is a personal investment decision for our preferred shareholders. You must decide whether to tender your preferred shares and, if so, how many preferred shares to tender.

14.  WHEN AND HOW WILL I BE PAID FOR MY TENDERED SHARES?

     We will pay for all validly tendered and not validly withdrawn preferred shares promptly after the expiration of the offers. We expect payment to be made on March 28, 2002. We reserve the right, in our sole discretion and subject to applicable law, to delay payment for preferred shares in order to comply with applicable law.

     We will pay for your validly tendered and not validly withdrawn preferred shares by depositing the purchase price with the depositary, which will act as your agent for purposes of receiving payments from us and transmitting the payments to you. In all cases, payment representing tendered preferred shares will be made only after timely confirmation of a book-entry transfer or timely receipt by the depositary of certificates for such preferred shares, plus in either case the applicable letter of transmittal properly completed and duly executed and any other required documents for such preferred shares.

     See Section 3, "Procedure for Tendering Preferred Shares" and Section 2, "Acceptance for Payment and Payment."

15. WHAT SHOULD I DO IF MY PREFERRED STOCK CERTIFICATES HAVE BEEN LOST, STOLEN OR DESTROYED?

     If your preferred stock certificates have been lost, stolen or destroyed, you should contact the depositary to obtain instructions for replacing the certificates and check the appropriate box in the applicable letter of transmittal. See Section 3, "Procedure for Tendering Preferred Shares."

16.  ARE THERE ANY CONDITIONS TO THE OFFERS?

     The offers are not conditioned on any minimum number of preferred shares being tendered and the offer for any series of preferred shares is not conditioned upon any minimum number of preferred shares of another series being tendered. There is no financing condition in the offers.

     We can, however, terminate any offer, in our reasonable discretion, if, among other things, any of the following has occurred:

     - the threat or existence of a governmental or regulatory proceeding challenging any offer or that could materially and adversely affect Niagara Mohawk;

     - a suspension or limitation on trading securities generally, or a significant decline in the price of our securities or securities generally, changes in political, economic or financial conditions that could adversely affect us or the trading of our stock, a banking moratorium or similar action, war or other national calamity or the material worsening thereof; or

     - other events that have or may result in a change in our business, condition, income operations, stock ownership or prospects.

     Each offer is being made independently and no offer is conditioned on the successful completion of any other offer.

     See Section 11, "Conditions to the Offers."

17.  HOW WILL I BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

     Your receipt of cash for preferred shares validly tendered in the offers will be a taxable transaction for U.S. federal income tax purposes. If you meet specified conditions, you will recognize gain or loss in an amount equal to the difference between (1) the cash you receive in the offers and (2) your adjusted tax basis in the preferred shares that you surrender in the offers. That gain or loss will be a capital gain or loss if the preferred shares are a capital asset in your hands, and will be long term capital gain or loss if you have held the preferred shares for more than one year at the time the offers are completed. The tax consequences of the offers to you may vary depending on your particular facts and circumstances. See Section 13, "Material United States Federal Income Tax Consequences of the Offers" for a more detailed discussion of the tax treatment of the offers. We urge you to consult with your own tax advisor as to the particular tax consequences to you of the offers.

18.  WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFERS?

     Questions regarding the terms of the offers should be directed to D.F. King, the information agent for the offers, at (212) 269-5550 (collect) or (888) 414-5566 (toll-free) or to Merrill Lynch, the dealer manager for the offers, at
(888) 654-8637 (toll-free).

     Requests for additional copies of this offer to purchase, any letter of transmittal or any related documents and questions regarding the procedures for tendering preferred shares should be directed to D.F. King.

                           FORWARD-LOOKING STATEMENTS

     Certain statements included in this offer to purchase, documents referred to herein and reports and other documents we file with the SEC are forward-looking statements that involve risk and uncertainty, including Niagara Mohawk's cash flow, the planned repayment of debt, anticipated results subsequent to the merger, volatile energy prices and the potential effect it could have on the collection of accounts receivable and the corresponding bad debt expense. These forward-looking statements are based upon a number of assumptions, including assumptions regarding the Power Choice agreement and regulatory actions to continue to support such an agreement and assumptions regarding the merger rate plan. Actual future results and developments may differ materially depending on a number of factors, including regulatory changes either by the federal government or the New York State Public Service Commission, including municipalization and exit fees, uncertainties regarding the ultimate impact on Niagara Mohawk as the regulated electric and gas industries are further deregulated and electricity and gas suppliers gain open access to Niagara Mohawk's retail customers, the supply and demand of both gas and electricity, operations at the New York Independent System Operator including implementation of Federal Energy Regulatory Commission Order 2000, challenges to the merger rate agreement under New York laws, the timing and extent of changes in commodity prices and interest rates, the effects of weather, efforts made by Niagara Mohawk to collect from customers, particularly in an environment of rising commodity costs, and the economic conditions of Niagara Mohawk's service territory.

                                   THE OFFERS

1.  TERMS OF THE OFFERS

     On the terms and subject to the conditions set forth in the offers, we will accept for payment and pay for all of the preferred shares listed below, which are validly tendered prior to the expiration date and not validly withdrawn, at the cash purchase price per share listed below:

                                                                                     PURCHASE PRICE
CUSIP NO.                                   SERIES                                     PER SHARE
---------                                   ------                                   --------------
653522771         Fixed/Adjustable Rate Cumulative Preferred Stock, Series               $53.76
                  D.........................................................
653522201         Cumulative Preferred Stock, 3.40% Series..................             $63.43
653522300         Cumulative Preferred Stock, 3.60% Series..................             $67.16
653522409         Cumulative Preferred Stock, 3.90% Series..................             $72.76
653522508         Cumulative Preferred Stock, 4.10% Series..................             $76.49
653522607         Cumulative Preferred Stock, 4.85% Series..................             $90.49
653522706         Cumulative Preferred Stock, 5.25% Series..................             $93.58

     The offer for any one series of preferred shares is not conditioned upon any minimum number of shares of such series of preferred shares being tendered and is independent of the offer for any other series of preferred shares.

     No alternative, conditional or contingent tenders will be accepted.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT

     We will accept for payment and pay for all preferred shares validly tendered and not validly withdrawn promptly after the expiration of the offers, subject to the satisfaction or waiver of the conditions set forth in Section 11, "Conditions to the Offers." In addition, we reserve the right, subject to compliance with Rule 13e-4(f)(5) under the Exchange Act, to delay the acceptance for payment or payment for preferred shares in order to comply in whole or in part with any applicable law. For a description of our right to terminate the offers and not accept for payment or pay for preferred shares or to delay acceptance for payment or payment for preferred shares, see Section 5, "Expiration Date; Extension of Tender Period; Termination; Amendment." For purposes of the offers, we shall be deemed to have accepted for payment tendered preferred shares when, as and if we give oral or written notice of our acceptance to the depositary. Any preferred shares tendered and purchased in the offers will be retired.

     We currently expect payment to be made on March 28, 2002. We will pay the purchase price by depositing the purchase price with the depositary. The depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for preferred shares accepted for payment pursuant to the offers will be made only after timely receipt by the depositary of a confirmation of a book-entry transfer of such preferred shares into the depositary's account at DTC or certificates for such preferred shares, as discussed in Section 3, "Procedure for Tendering Preferred Shares," a properly completed and duly executed letter of transmittal and any other required documents. For a description of the procedure for tendering preferred shares pursuant to the offers, see Section 3, "Procedure for Tendering Preferred Shares." The depositary will forward the consideration to the preferred shareholders. Under no circumstances will we pay interest on the consideration paid for preferred shares purchased pursuant to the offers.

     If we increase the consideration to be paid for any series of preferred shares pursuant to an offer, we will pay such increased consideration for all preferred shares of that series purchased pursuant to the applicable offer.

     We reserve the right to transfer or assign to one or more of our affiliates, in whole or from time to time in part, the right to purchase preferred shares tendered pursuant to the offers, but any such transfer or assignment will not relieve us of our obligations under the offers or prejudice your rights to receive payment for preferred shares validly tendered and accepted for payment.

     All preferred shares not purchased, including preferred shares not purchased due to improper tender, will be returned through book-entry transfer to an account maintained at DTC or, if the preferred shares are held in physical form, through delivery of certificates, without expense to you, promptly following the expiration or termination of the offers.

     If all conditions to the offers are satisfied or timely waived, we will accept for payment and pay for all preferred shares validly tendered by each shareholder prior to or on the date of expiration of the offers and not validly withdrawn. The results of the offers will be announced by press release promptly after the date of expiration of the offers.

     We will pay all stock transfer taxes, if any, payable on the transfer to us of preferred shares purchased pursuant to the offers. If, however, (a) payment of the purchase price is to be made to any person other than the registered holder, (b) preferred shares not tendered or rejected for purchase are to be registered in the name of any person other than the registered holder or (c) certificates representing tendered preferred shares are registered in the name of any person other than the person signing the applicable letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder, the other person or otherwise), payable on account of the transfer to the other person, will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the letters of transmittal.

     Any tendering shareholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the letters of transmittal, or, in the case of a foreign individual, a Form W-8BEN, may be subject to federal income or backup withholding tax on the gross proceeds paid to such shareholder or other payee pursuant to the offers. See Section 3, "Procedure for Tendering Preferred Shares" and Instruction 8 of the letters of transmittal.

3.  PROCEDURE FOR TENDERING PREFERRED SHARES

     Tendering Shares. To validly tender your preferred shares in the offers, you must do one of the following:

     - if you are the holder of record of your preferred shares, you must send to the depositary, or arrange for the depositary to receive (at the address set forth on the back cover of this offer to purchase), prior to the expiration date, the applicable letter of transmittal (or a facsimile), properly completed and executed, together with any required signature guarantees and any other documents required by the letter of transmittal, and either (a) send to the depositary, or arrange for the depositary to receive, certificates for the preferred shares to be tendered or (b) effect delivery of such preferred shares pursuant to the procedures for book-entry transfer described below (in which case, a confirmation of delivery must also be received by the depositary); or

     - if a broker, dealer, commercial bank, trust company or other nominee holds your preferred shares, you must contact them if you wish to tender your preferred shares.

     If you own preferred shares through a broker, dealer, commercial bank, trust company or other nominee, they may charge you a fee in connection with the tender of preferred shares on your behalf.

     If your preferred stock certificates have been lost, stolen or destroyed, you should contact the depositary to obtain instructions for replacing the certificates and check the appropriate box in the applicable letter of transmittal. Your tender with respect to lost, stolen or destroyed certificates will not be valid until you have complied with these procedures and a replacement certificate for the preferred shares has been delivered to the depositary.

     To properly tender, please use the applicable letter of transmittal:

SERIES                                                           COLOR
------                                                        -----------
Fixed/Adjustable Rate Cumulative Preferred Stock, Series D....  tan
Cumulative Preferred Stock, 3.40% Series......................  green
Cumulative Preferred Stock, 3.60% Series......................  blue
Cumulative Preferred Stock, 3.90% Series......................  light gray
Cumulative Preferred Stock, 4.10% Series......................  cream white
Cumulative Preferred Stock, 4.85% Series......................  yellow
Cumulative Preferred Stock, 5.25% Series......................  pink

     There will be no guaranteed delivery procedures with respect to the offers.

     If you tender your preferred shares in accordance with the applicable method of delivery described in this offer to purchase and the applicable letter of transmittal, your tender will constitute a binding agreement between you and Niagara Mohawk upon the terms and subject to the conditions of the offers.

     If preferred shares are registered in the name of a person other than the signatory on the applicable letter of transmittal, or if not all preferred shares represented by a certificate are tendered in the offers and the unpurchased preferred shares are to be issued to a person other than the holder(s) of record, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the holder(s) appear on the preferred shares with the signature(s) on the preferred shares or stock powers guaranteed as described below. See Instructions 1 and 2 to the letters of transmittal.

     THE METHOD OF DELIVERY OF PREFERRED SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT YOUR OPTION AND RISK. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. BECAUSE IT IS THE TIME OF RECEIPT, NOT THE TIME OF MAILING, WHICH DETERMINES WHETHER A TENDER HAS BEEN MADE PRIOR TO THE EXPIRATION DATE, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     FOR FURTHER INFORMATION IN TENDERING PREFERRED SHARES, CALL THE INFORMATION AGENT OR THE DEALER MANAGER OR CONSULT YOUR BROKER FOR ASSISTANCE.

     Book-Entry Delivery. The depositary will establish an account with respect to the preferred shares at DTC for purposes of the offers within two business days after the date of this offer to purchase, and any financial institution that is a participant in the DTC system may make delivery of preferred shares by causing DTC to transfer such preferred shares into the depositary's account in accordance with the procedures of DTC. However, although delivery of preferred shares may be effected through book-entry transfer, the applicable letter of transmittal (or a facsimile) properly completed and duly executed together with any required signature guarantees or an agent's message and any other required documents must, in any case, be received by the depositary at one of its addresses set forth on the back cover of this offer to purchase prior to or on the date of expiration. DELIVERY OF A LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     The term "agent's message" means a message, transmitted by DTC to, and received by, the depositary and forming a part of a book-entry confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the preferred shares that are the subject of such book-entry confirmation agreeing to be bound by the terms of the applicable letter of transmittal and that we may enforce such agreement against such participant.

     Signature Guarantees. Except as otherwise provided below, all signatures on a letter of transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) (each an "eligible institution"). Signatures on a letter of transmittal need not be guaranteed (i) if the letter of transmittal is signed by the registered holder(s) of the preferred shares tendered therewith and such holder(s) has/have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the letter of transmittal or (ii) if such preferred shares are tendered for the account of an eligible institution. See Instructions 1, 2 and 7 of the letters of transmittal.

     Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of preferred shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of preferred shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of preferred shares. No tender of preferred shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived.

     Our interpretation of the terms and conditions of the offers will be final and binding. No person, including us, the dealer manager, the depositary and information agent will be under any duty to give you notice of any defect or irregularity in your tender or waive any such defect or irregularity or incur any liability for failure to give any such notice.

     Federal Backup Withholding Tax. Under the United States federal backup withholding tax rules, 30% of the gross proceeds payable to a shareholder or other payee in the offers must be withheld and remitted to the United States Treasury unless the shareholder or other payee provides his, her or its taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering shareholder should complete and sign the substitute Form W-9 included as part of the applicable letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the depositary that the shareholder is not subject to backup withholding.

     Certain shareholders (including, among others, all corporations and certain foreign shareholders (in addition to foreign corporations)) are not subject to these backup withholding rules. In order for a foreign shareholder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN or a substitute Form W-8BEN (or such other IRS Form W-8 as is appropriate), signed under penalties of perjury, attesting to that shareholder's exempt status. The applicable form can be obtained from the depositary. See Instruction 8 of the letters of transmittal.

     TO PREVENT FEDERAL BACKUP WITHHOLDING TAX EQUAL TO 30% OF THE GROSS PAYMENTS MADE TO SHAREHOLDERS FOR PREFERRED SHARES PURCHASED IN THE OFFERS, EACH SHAREHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE APPLICABLE LETTERS OF TRANSMITTAL.

     For a discussion of material United States federal income tax consequences to tendering shareholders, see Section 13, "Material United States Federal Income Tax Consequences of the Offers."

4.  WITHDRAWAL RIGHTS

     Except as provided in this offer to purchase, tenders of preferred shares pursuant to the offers are irrevocable. You may withdraw tenders of preferred shares made pursuant to an offer at any time prior to the expiration date (as it may be extended). In addition, you may withdraw any tendered preferred shares after April 23, 2002, unless we have accepted your preferred shares for payment. If we extend the period of time during which an offer is open, or are delayed in accepting for payment or paying for preferred shares pursuant to that offer for any reason, then, without prejudice to our rights under the offer, the depositary may, on our behalf and subject to your withdrawal rights, as set forth herein, retain all preferred shares tendered.

     To withdraw tendered preferred shares, (1) a written or facsimile transmission notice of withdrawal with respect to the preferred shares must be timely received by the depositary at one of its addresses set forth on the back cover of this offer to purchase and (2) the notice of withdrawal must specify (a) the name of the person who tendered the preferred shares to be withdrawn, (b) the number of preferred shares to be withdrawn and (c) the name of the registered holder of the preferred shares, if different from that of the person who tendered such preferred shares.

     If the preferred shares to be withdrawn have been delivered to the depositary, a signed notice of withdrawal with (except in the case of preferred shares tendered by an eligible institution) signatures guaranteed by an eligible institution must be submitted prior to the release of such preferred shares. In addition, such notice must specify, in the case of preferred shares tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn preferred shares.

     In the case of preferred shares tendered by delivery of certificates, such notice must specify the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates representing the preferred shares to be withdrawn.

     Withdrawals may not be rescinded, and preferred shares withdrawn will thereafter be deemed not validly tendered for purposes of the offers. However, withdrawn preferred shares may be tendered by again following one of the procedures described in Section 3, "Procedure for Tendering Preferred Shares" at any time prior to the expiration date.

     We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of us, the dealer manager, the depositary, information agent or any other person will be under any duty to give you notice of any defect or irregularity in any notice of withdrawal or waive any such defect or irregularity or incur any liability for failure to give any such notice.

5.  EXPIRATION DATE; EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT

     With respect to any offer for a series of preferred shares, "expiration date" means 5:00 P.M., New York City time, on March 27, 2002, unless we extend the period of time for which an offer is open, in which event "expiration date" means the latest time and date at which such offer, as so extended, shall expire. We will make a public announcement of the approximate number and percentage of preferred shares tendered as of the expiration date no later than 9:00 A.M., New York City time, on the next business day after the expiration date.

     We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which any offer is open and thereby delay acceptance for payment of, and payment for, any preferred shares by giving oral or written notice of such extension to the depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate any offer and not accept for payment or pay for any preferred shares not already accepted for payment or paid for or, subject to applicable law, to postpone payment for the preferred shares upon the occurrence of any of the conditions specified in Section 11, "Conditions to the Offers" by giving oral or written notice of such termination or postponement to the depositary and making a public announcement of the termination or postponement.

     Subject to compliance with applicable law, we further reserve the right, in our sole reasonable discretion, and regardless of whether any of the events set forth in Section 11, "Conditions to the Offers" will occur or are deemed by us to have occurred, to amend any offer in any respect. If we make a material change in the terms of an offer or the information concerning an offer, or if we waive a material condition of an offer, we will extend such offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. If (1) we increase or decrease the price to be paid for any series of preferred shares or we decrease the number of preferred shares being sought and (2) the applicable offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given, we will extend such offer, with regards to the affected series of preferred shares, until the expiration of such period of ten business days from the date of publication of such notice. If we make a material change to other terms of an offer or to the information concerning an offer, or waive a material condition of an offer, we will extend the applicable offer with regards to the affected series of preferred shares, if required by applicable law, for a period of five business days to allow you to consider the amended terms of the applicable offer. Business day means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

     Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement, in the case of an extension of an offer to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date. Any public announcement made pursuant to an offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, including Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

     If we extend the time during which an offer is open, or if we are delayed in accepting for payment of or payment for the preferred shares pursuant to an offer for any reason, then, without prejudice to our rights under the offers, the depositary may retain tendered preferred shares on our behalf and those preferred shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4, "Withdrawal Rights." However, our ability to delay the payment for the preferred shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder's offer.

6.  SPECIAL FACTORS

     Purpose of the Transaction. In September 2000, our parent company, Holdings, entered into a merger agreement with National Grid, under which National Grid would acquire Holdings, with Holdings' shares being exchanged for a combination of cash and American Depository Receipts in a new National Grid holding company, and all equity interests in Holdings would subsequently be contributed to National Grid USA, an indirect subsidiary of National Grid registered as a public utility holding company under the Public Utility Holding Company Act of 1935, as amended, or the 1935 Act. The proposed merger was subject to the approval of the SEC under the 1935 Act, which approval was issued on January 16, 2002. The merger was consummated on January 31, 2002.

     As part of the financial planning in connection with the merger with National Grid, consideration was given to ways to improve our capital structure and increase our financial flexibility and it was determined that, upon completion of the merger, we would call for redemption, or tender for, some or all of our outstanding shares of preferred stock. In December 2001, two holders of preferred stock, Delta Dividend Group, Inc. and Bradd Gold, expressed concerns about the effect of the proposed merger on the preferred shareholders. Although National Grid believed that the merger was in the best interests of our preferred shareholders, it agreed to cause Niagara Mohawk or an affiliate to make an offer to purchase all of our outstanding preferred stock within one year of the merger. National Grid agreed that it would either call the shares for redemption in accordance with the terms of the particular series of preferred stock or make a tender offer on terms that were customary for tender offers for similar preferred stock. National Grid agreed to engage a nationally recognized investment banking firm to provide advice in determining the terms of the offers. On February 1, 2002, we made a call for the redemption of all shares of our Cumulative Preferred Stock, 6.10% Series at $101.00 per share, our Cumulative Preferred Stock, 7.45% Series at $100.73 per share, our Cumulative Preferred Stock, 7.72% Series at $102.36 per share, our Adjustable Rate Preferred Stock, Series A at $25 per share, our Adjustable Rate Preferred Stock, Series B at $25 per share, and our Adjustable Rate Preferred Stock, Series C at $25 per share. We are now making these offers for the remaining series of our preferred stock. We are not obligated to purchase all, or any particular number of, the preferred shares and, at this time, we do not intend to call for redemption the series of preferred shares subject to these tender offers.

     Plans for Niagara Mohawk after the Offers. If not all of the shares of our outstanding preferred stock are tendered in the offers, we may in the future repurchase additional preferred shares in the open market, private transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to shareholders than, the terms of the offers. However, Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any preferred shares, other than through the offers, until at least ten business days after the expiration or termination of the offers. Any possible future purchases by us will depend on many factors, including the results of the offers, our business and financial position and general economic and market conditions.

     Except as disclosed in this offer to purchase, or as may occur in the ordinary course of our business, we currently have no plans or proposals that relate to or would result in:

     - an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

     - a purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

     - any material change in our present dividend rate or policy for our preferred shares;

     - any material change in our present indebtedness or capitalization, although we continue to evaluate the structure of our debt to ensure the highest level of benefit to our investors and customers and since the merger, we are likely to rely more on intercompany financing which is subject to regulatory approvals;

     - any change in our present board of directors or management;

     - any other material change in our corporate structure or business;

     - the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act;

     - the acquisition by any person of additional securities of ours or the disposition of our securities; or

     - any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control, although as in indirect wholly owned subsidiary of National Grid it is unlikely we would experience a change of control that National Grid did not initiate.

     Following the offers, however, we intend to:

     - delist from the NYSE those preferred shares that are listed on the NYSE; and

     - terminate the registration under Section 12 of the Exchange Act of any series of preferred stock that has fewer than 300 holders and thus is eligible for termination.

     Fairness of the Offers. The board of directors believes that each offer is fair to unaffiliated holders of each series of preferred shares and has unanimously approved the offers. In evaluating the offers, the board relied upon its knowledge of our business, financial condition and prospects as well as upon the advice of our financial and legal advisors. The board also engaged Merrill Lynch to advise it on the terms upon which the offers are being made and on the fairness of the offers, from a financial point of view, to holders of each series of preferred shares. In making its determination about the fairness of the offers, the board considered a number of factors, including the following:

     - the board examined the relationship of the offer price for each series of preferred shares and the historical market prices of the preferred shares;

     - the purchase price for each series represents a premium over recent historical market prices;

     - the offers are not subject to a financing condition;

     - immediately following National Grid's announcement that it would cause us or an affiliate to make an offer to purchase all of our outstanding preferred stock within one year of the merger with National Grid, the price of the preferred shares increased;

     - based upon the price at which the preferred shares were trading both before and after the announcement of the merger, the board determined that it was likely that, absent the announcement, the preferred shares would have traded in the same range or at possibly lower prices as before the announcement; and

     - the board considered the financial analysis and the opinion of Merrill Lynch delivered on February 26, 2002 to the effect that, as of such date and based upon and subject to matters stated in such opinion, the terms of the offers are being made at prices and on such terms as are customary for tender offers for similar securities and the purchase price to be received by the holders of each series of preferred shares pursuant to the offers was fair from a financial point of view to the unaffiliated holders.

     The board considered these factors as a whole and did not find it practicable to, and did not, quantify, or otherwise assign relative weights to these factors.

     The board also believes that the offers are procedurally fair to holders of each series of preferred shares in light of the following factors:

     - you can determine individually whether to tender preferred shares in the offers; and

     - the offers allow you to sell your preferred shares without the usual transaction costs associated with open market sales.

     The board considered these procedural factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to these factors.

     The offers do not require the approval of any holders of preferred shares. All of the members of the board are employees of entities affiliated with National Grid. We have not retained an unaffiliated representative to act solely on behalf of the preferred shareholders for the purposes of negotiating the terms of the offers, and we have not made any provisions to grant preferred shareholders access to our corporate files or the ability to obtain counsel or appraisal services at our expense, although we have engaged Merrill Lynch to advise us on the terms of the offers and the fairness of the offers to such holders. There are no appraisal rights available to holders of preferred shares in connection with the offers.

     The board unanimously approved the offers. However, neither we, nor any of our directors or executive officers, nor any of our affiliates, nor any other person who control us, nor any of their executive officers or directors makes any recommendation to any shareholder as to whether to tender all or any preferred shares. Each shareholder must make his or her own decision whether to tender preferred shares and, if so, how many preferred shares to tender.

     Opinion of Merrill Lynch. We retained Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as the dealer manager and our financial advisor in connection with the offers. On February 26, 2002, Merrill Lynch delivered to our board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated February 26, 2002, that, as of that date, and based upon and subject to the factors and assumptions set forth in the opinion, the offers are (i) being made at prices and on such terms as are customary for tender offers for similar securities and (ii) fair from a financial point of view to the unaffiliated holders of the preferred shares.

     We retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     The full text of Merrill Lynch's opinion, dated February 26, 2002, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Exhibit A to this offer to purchase and is incorporated into this document by reference. Merrill Lynch's opinion will be made available for inspection and copying at our principal executive offices during regular business hours by any holder of preferred shares or such holder's representative who has been so designated in writing. The summary of Merrill Lynch's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of preferred shares are encouraged to read the opinion carefully in its entirety.

     Merrill Lynch's opinion was prepared for, and addressed to, our board of directors for the information of such directors, and is directed only to the customary nature of the prices and terms of the offers and to the fairness from a financial point of view of the offers to unaffiliated holders of preferred shares. The opinion does not address any other aspect of the offers, including the merits of our underlying decision to make the offers. Furthermore, the opinion does not constitute, nor should it be construed as constituting, a recommendation to holders of preferred shares as to whether holders should tender any or all of their preferred shares. The purchase price per share was determined by our board of directors.

     In preparing its opinion for our board of directors, Merrill Lynch performed a variety of financial and comparative analyses as described below. The summary set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch's opinion or the presentation made by Merrill Lynch to our board of directors. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, National Grid and us. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than results suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Merrill Lynch's opinion was among several factors taken into consideration by our board of directors in making its determination to approve the offers. Consequently, Merrill Lynch's analyses should not be viewed as determinative of the decision of National Grid, our board of directors or our management with respect to the fairness of the offers.

     In arriving at its opinion, Merrill Lynch did the following:

     - reviewed the current and historical market prices, trading activity and expected premium for our preferred shares;

     - compared the current and historical market prices, trading activity and expected premium for our preferred shares with comparable preferred issues in the utility sector which Merrill Lynch deemed to be reasonably similar to ours; and

     - reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

     In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch by National Grid and us, and did not assume any responsibility for independently verifying such information. Merrill Lynch did not undertake an independent appraisal of any of our assets and liabilities, and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of our properties or facilities. With respect to the financial forecasts furnished to or discussed with Merrill Lynch by National Grid and us, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of National Grid and our management as to our expected future financial performance.

     Merrill Lynch's opinion is necessarily based upon market, economic and other conditions as they existed on, and on the information made available to Merrill Lynch as of, the date of the opinion. Merrill Lynch assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the offers, no restrictions will be imposed that will have a material adverse effect on the contemplated benefits of the offers.

     The following is a summary of the material analyses performed by Merrill Lynch in connection with its opinion to our board of directors dated February 26, 2002. Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully Merrill Lynch's financial analyses, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch's financial analyses.

     Niagara Mohawk Financial Analysis

     Historical Trading Prices. Merrill Lynch reviewed the historical closing prices of our preferred shares from current trading levels to December 20, 2001, the day before National Grid announced its intention to have us or an affiliate make offers to purchase all of our outstanding shares of preferred stock, subject to completion of the acquisition of Holdings by National Grid. This period was selected to evaluate the market effect of the announcement of the offers on the price levels of the preferred shares. Also, the review of this period included an analysis of the closing prices on January 15, 2002, the day before the SEC approved the acquisition of Holdings by National Grid under the 1935 Act. For the ranges of closing prices for the selected periods, please see
Section 7, "Certain Information about the Preferred Shares." Merrill Lynch believes that the current trading levels of our preferred shares are artificially high as a result of:

     - the announcement of the offers on December 21, 2001 (which was contingent on a successful closing of National Grid's acquisition of us); and

     - SEC approval of the acquisition on January 16, 2002.

Therefore, Merrill Lynch determined that fair and reasonable tender premiums should not be based solely on the most recent market prices, which have already anticipated the offers.

     Historical Trading Volume. Merrill Lynch reviewed the historical daily trading volume of our preferred shares from current trading volumes to February 2000. Due to the limited liquidity (daily trading volume) of our preferred shares, Merrill Lynch has determined that it is possible that a limited number of investors and trading volume could influence the price of our preferred shares in anticipation of a tender offer.

     Alternative Investment Analysis. Merrill Lynch compared an investment in our preferred shares with comparable alternative investments, based on the analysis that an institutional, dividend received deduction eligible investor would conduct with regard to similar, alternative fully-taxable investments. Merrill Lynch compared the spread over the yield on a benchmark Treasury security for the yield to maturity or earliest redemption date, as the case may be, for our preferred shares to the spread over the benchmark yield for the tax-exempt equivalent yield on a hypothetical new retail trust preferred offering.

     The hypothetical retail trust preferred offering was based on issues of preferred and debt securities issued by utilities or their affiliates since January 2001 with a final maturity of 30 years or greater and an optional redemption beginning on the fifth anniversary of the issue date.

     Selected Comparable Preferred Stock Issues. Merrill Lynch compared data from the current trading levels of our preferred shares to the corresponding data of comparable preferred issues in the utility sector for various ratings categories from an A3 rating to a Ba2 rating as published by Moody's Investors Services, Inc. The issues were chosen from the issues meeting these criteria covered in Merrill Lynch's research on preferred securities.

     While Merrill Lynch believed that trading levels of comparable preferred issues in the utility sector was an important determinant to relative value, they noted that these securities could trade at artificially low prices due to:

     - the illiquid nature of these securities, which discourages large investors;

     - the lack of a significant investor base, due to a shrinking market for preferred securities with dividend received reduction tax benefits; and

     - the low coupons on these securities, which discourages income-oriented investors.

Thus, Merrill Lynch determined that fair value determined under an alternative investment analysis could differ accordingly from market values of comparable issues of preferred stock.

     Selected Comparable Preferred Stock Tender Offers. Merrill Lynch compared the premium to the trading price of our preferred shares on December 20, 2001, the day before National Grid announced its intention to have us or an affiliate make offers to purchase all of our outstanding shares of preferred stock, to the simple average premium for all tender offers for preferred stock in Merrill Lynch's database from 1997 to the present.

     Selected Comparable Debt Tender Offers. Merrill Lynch compared data from the current trading levels of our preferred shares to corresponding data of tender offers for debt issues with both short (within a year) and long (about 20 to 30 years) maturity/earliest redemption dates. The review focused on the pre-tender price levels and the tender premium price levels in selected debt tender offers by investment grade issuers.

     Merrill Lynch has, in the past, provided financial advisory and financial services, and may continue to do so, to National Grid and its affiliates and has received fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch and its affiliates may actively trade securities of our parent, National Grid, or ourselves for their own account and for the account of customers and, accordingly, may at any time hold a long or short position in these securities.

     Effect of the Offers on the Market for our Preferred Shares; Registration under the Exchange Act. If you do not tender your preferred shares, the offers will not affect the terms of your preferred shares. Your preferred shares will continue to be outstanding and will continue to be governed by their same terms. Any purchase of shares of any series of preferred shares by Niagara Mohawk in the offers will reduce the number of shares of that series that trade publicly or become available for purchase and/or sale and will likely reduce the number of owners of shares of that series of preferred shares. This could adversely affect the liquidity, market value and ratings and increase the price volatility of the shares of that series of preferred shares not purchased in the offers.

     Equity securities which are less liquid because of a smaller outstanding market value available for trading, or float, may command a lower price than would comparable equity securities with a greater float. Therefore, the market price for shares of a series of preferred shares that are not tendered and purchased in the offers may be affected adversely to the extent that the amount of shares of that series purchased in the offers reduces the float. The reduced float of a series of preferred shares may also make the trading price of the shares of that series that are not tendered and accepted for payment more volatile. If an offer is completed with respect to any series of preferred shares, there can be no assurance that any trading market will exist for such series of preferred shares following consummation of the applicable offer. To the extent a market continues to exist following consummation of the offer for a series of preferred shares, shares of that series may trade at a discount compared to current trading, depending on the market for shares with similar features, the performance of Niagara Mohawk and other factors. There is no assurance that an active market in the shares of a series will exist and no assurance as to the prices at which the shares may trade following the offers.

     Depending on the number of shares of a series of preferred shares purchased in the offers, the shares of a series of preferred shares may no longer meet the requirements for listing on the NYSE, in which event we intend to apply to the NYSE to delist such preferred shares if the NYSE does not effect a delisting of its own accord. According to its published guidelines, the NYSE would consider delisting a series of preferred shares if, among other things, the number of publicly held shares for such series fell below 100,000 shares, or the aggregate market value of the publicly held shares for such series fell below $2,000,000. If the NYSE delisted any series of preferred shares, it is possible that the series of preferred shares would continue to trade in the over-the-counter market and that price quotations would be reported by the National Association of Securities Dealers, Inc., or NASD, through the National Association of Securities Dealers Automated Quotation System, or NASDAQ, or by other sources. The extent of the public market for each series of preferred shares and the availability of price quotations would depend on such factors as the number of shareholders remaining at such time, the interest in maintaining a market in the given series of preferred shares on the part of securities firms, the possible termination of registration under the Exchange Act, as described below, and other factors.

     The preferred shares are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. If a series of preferred shares remains listed on the NYSE, the shares of such series will continue to be "margin securities." If a series of preferred shares currently listed on the NYSE were delisted, depending upon factors similar to those described above, such series may no longer constitute "margin securities," in which case, shares of such series of preferred shares could no longer be used as collateral for loans made by brokers.

     Each series of preferred shares is currently registered under the Exchange Act. Such registration may be terminated upon application by Niagara Mohawk to the SEC if there are fewer than 300 record holders and the series is not listed on a national securities exchange. We intend to apply to the SEC for termination of the registration of the preferred shares after the offers are completed. Termination of such registration would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 thereunder with respect to "going private" transactions, no longer applicable to such series of preferred shares. Termination of the Exchange Act registration of a series of preferred shares would not affect our obligation to file annual and quarterly reports and special reports, and other information with the SEC pursuant to the Exchange Act's reporting requirements because we currently have publicly traded debt securities. However, although we currently have no plans to do so, if at some future time we were to retire or otherwise terminate the Exchange Act registration of all classes of our securities, we would have no obligation to continue filing reports with the SEC.

7.  CERTAIN INFORMATION ABOUT THE PREFERRED SHARES

     There are currently 3,000,000 shares of the Series D outstanding, 200,000 shares of the 3.40% Series outstanding, 350,000 shares of the 3.60% Series outstanding, 240,000 shares of the 3.90% Series outstanding, 210,000 shares of the 4.10% Series outstanding, 250,000 shares of the 4.85% Series outstanding and 200,000 shares of the 5.25% Series outstanding. The 3,000,000 shares of the Series D were issued pursuant to an underwritten registered public offering under the Securities Act of 1933, as amended, in November, 1999, at $50.00 per share and we received aggregate proceeds from such offering of $148,125,000.

     The preferred shares are currently publicly traded on the NYSE. The following table sets forth, for the quarters indicated, the high and low sales prices for each series of preferred shares on the NYSE as reported by the Dow Jones News Service.

                                                                                                HIGH/LOW
                                                                                            1ST QUARTER 2002
                        NYSE      HIGH/LOW       HIGH/LOW       HIGH/LOW       HIGH/LOW         THROUGH
                       TICKER   1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER        FEB. 25,
SERIES                 SYMBOL       2001           2001           2001           2001             2002
------                 ------   ------------   ------------   ------------   ------------   ----------------
Fixed/Adjustable Rate
  Series D...........  NMK-N    $50.38/49.00   $51.00/50.38   $51.00/51.00   $52.03/50.50     $55.00/52.75
3.40% Series.........  NMK-A    $44.00/42.75   $44.99/43.00   $47.50/43.50   $50.75/42.00     $66.75/52.00
3.60% Series.........  NMK-B    $47.50/42.13   $49.00/43.60   $48.10/43.50   $54.99/46.60     $70.00/52.25
3.90% Series.........  NMK-C    $50.50/47.30   $49.25/46.40   $54.75/48.10   $57.25/49.50     $72.00/57.00
4.10% Series.........  NMK-D    $52.50/50.25   $53.00/50.97   $55.00/50.00   $60.00/51.50     $74.50/59.20
4.85% Series.........  NMK-E    $68.50/65.00   $64.50/64.50   $64.50/62.00   $71.50/60.00     $85.00/70.50
5.25% Series.........  NMK-G    $70.00/67.18   $70.50/67.50   $70.00/67.51   $75.25/68.10     $92.00/80.50

                                 NYSE      HIGH/LOW       HIGH/LOW       HIGH/LOW       HIGH/LOW
                                TICKER   1ST QUARTER    2ND QUARTER    3RD QUARTER    4TH QUARTER
SERIES                          SYMBOL       2000           2000           2000           2000
------                          ------   ------------   ------------   ------------   ------------
Fixed/Adjustable Rate Series
  D...........................  NMK-N    $51.38/49.30   $51.00/48.56   $50.00/48.63   $50.00/50.00
3.40% Series..................  NMK-A    $43.50/37.88   $44.00/38.63   $50.00/39.50   $47.00/42.75
3.60% Series..................  NMK-B    $45.00/38.50   $44.00/40.00   $51.00/40.50   $45.50/42.25
3.90% Series..................  NMK-C    $45.25/40.00   $48.50/40.75   $53.00/42.00   $50.25/47.30
4.10% Series..................  NMK-D    $54.00/46.50   $53.00/47.00   $58.50/51.50   $57.50/51.50
4.85% Series..................  NMK-E    $68.00/57.00   $62.75/57.00   $68.50/60.31   $69.00/67.00
5.25% Series..................  NMK-G    $75.50/60.00   $68.00/64.00   $73.51/64.90   $73.51/68.50

     In addition, the following table sets forth the sales prices for each series of preferred shares on the NYSE as reported by the Dow Jones News Service as of (a) December 20, 2001, the day before National Grid announced its intention to have us or an affiliate make offers to purchase all of our outstanding shares of preferred stock, subject to completion of the acquisition of Holdings by National Grid, (b) January 15, 2002, the day before the SEC approved the acquisition of Holdings by National Grid under the 1935 Act, and
(c) February 25, 2002.

                                                   NYSE           AS OF          AS OF         AS OF
                                                  TICKER       DECEMBER 20,   JANUARY 15,   FEBRUARY 25,
SERIES                                            SYMBOL           2001          2002           2002
------                                         -------------   ------------   -----------   ------------
Fixed/Adjustable Rate Cumulative Preferred
  Stock, Series D............................      NMK-N          $52.03*       $53.00*        $55.00*
Cumulative Preferred Stock, 3.40% Series.....      NMK-A          $50.50*       $53.50*        $62.50*
Cumulative Preferred Stock, 3.60% Series.....      NMK-B          $49.00        $59.50         $67.00*
Cumulative Preferred Stock, 3.90% Series.....      NMK-C          $51.50*       $60.00         $70.00*
Cumulative Preferred Stock, 4.10% Series.....      NMK-D          $53.13        $63.77*        $74.00
Cumulative Preferred Stock, 4.85% Series.....      NMK-E          $64.00*       $73.50*        $82.50*
Cumulative Preferred Stock, 5.25% Series.....      NMK-G          $70.50*       $83.40*        $90.50

---------------

* Since there was no trading activity for this series on this particular date, the price shown is the closing price on the most recent prior date for which there was trading activity for the series.

     If you do not tender your preferred shares, the offers will not affect the terms of your preferred shares. Your preferred shares will continue to be outstanding and will continue to be governed by their same terms.

     We will make the regular quarterly payment of dividends on each series of preferred shares on March 31, 2002, as declared by our board of directors, to all holders of record of the preferred shares as of March 11, 2002. However, we will not pay any accrued and unpaid dividends in the offers unless the offers are extended beyond March 31, 2002. Holders of record of preferred shares as of the close of business on March 11, 2002 that tender preferred shares in the offers will receive the March 31, 2002 regular quarterly dividend on the preferred shares, regardless of when the preferred shares are tendered. Niagara Mohawk will cease to make dividend payments on preferred shares purchased in the offers after the March 31, 2002 dividend.

     Dividends on the preferred shares are payable in cash on each March 31, June 30, September 30 and December 31.

     You will be entitled to receive cumulative quarterly dividends as, if and when declared by our board of directors at the annual rates and amounts listed below, per share per year, until such time as the preferred shares are redeemed by us, which may occur at anytime upon 30 days notice, at the redemption price per share listed below plus accrued and unpaid dividends:

                                                           ANNUAL           ANNUAL        REDEMPTION
                                                        DIVIDEND RATE   DIVIDEND AMOUNT     PRICE
SERIES                                                    PER SHARE        PER SHARE      PER SHARE*
------                                                  -------------   ---------------   ----------
Fixed/Adjustable Rate Cumulative Preferred Stock,
  Series D............................................      6.905%**        $3.4525        $ 50.00***
Cumulative Preferred Stock, 3.40% Series..............      3.40%           $3.40          $103.50
Cumulative Preferred Stock, 3.60% Series..............      3.60%           $3.60          $104.85
Cumulative Preferred Stock, 3.90% Series..............      3.90%           $3.90          $106.00
Cumulative Preferred Stock, 4.10% Series..............      4.10%           $4.10          $102.00
Cumulative Preferred Stock, 4.85% Series..............      4.85%           $4.85          $102.00
Cumulative Preferred Stock, 5.25% Series..............      5.25%           $5.25          $102.00

---------------

  * Redemption Price Per Share does not reflect any accrued and unpaid dividends.

 ** After December 31, 2004, the annual dividend rate per share of Series D will be equal to 1.625% plus the highest of the Treasury Bill Rate, the Ten Year Constant Maturity Rate or the Thirty Year Constant Maturity Rate for such dividend period, but the annual dividend rate will not be less than 7.655% nor greater than 13.655%.

*** Shares of Series D are redeemable on or after December 31, 2004.

     We have timely paid all quarterly dividends on each payment date since the date the preferred shares were issued in the form of approximately $0.86 in cash per each share of Series D then outstanding, $0.85 in cash per each share of 3.40% Series then outstanding, $0.90 in cash per each share of 3.60% then outstanding, $0.98 in cash per each share of 3.90% Series then outstanding, $1.03 in cash per each share of 4.10% then outstanding, $1.21 cash per each share of 4.85% Series then outstanding and $1.31 in cash per each share of 5.25% then outstanding.

8.  CERTAIN INFORMATION ABOUT NIAGARA MOHAWK

     General. We are a New York corporation with our principal offices at 300 Erie Boulevard West, Syracuse, New York 13202, telephone: (315) 474-1511. Our ultimate parent company, National Grid, is a corporation incorporated in England with its principal offices at 15 Marylebone Road, London, NW1 5JD, United Kingdom, telephone: (011) 44-247-653-7777.

     The name, business address, citizenship, present principal occupation or employment and five-year employment history of each of our executive officers and directors, and the executive officers and directors of our ultimate parent company, National Grid, are set forth in Schedule I of this offer to purchase.

     We were organized under the laws of New York in 1937. We are engaged principally in the regulated energy delivery business in the State of New York. We provide electric service to approximately 1.5 million electric customers in eastern, central, northern and western New York, and we sell, distribute and transport natural gas to approximately 540 thousand natural gas customers in eastern, central and northern New York State. As of December 31, 2001, Niagara Mohawk owned assets worth $11.486 billion, including $4.618 billion in net utility assets.

     On March 18, 1999, we were reorganized into a holding company structure in accordance with the Agreement and Plan of Exchange between Holdings and us. Our outstanding common stock was exchanged on a share-for-share basis for Holdings' common stock. Our debt and preferred stock were not exchanged as part of the share exchange and continue as our obligations.

     In September, 2000, Holdings entered into a merger agreement with National Grid, under which National Grid would acquire Holdings, with Holdings' shares being exchanged for a combination of cash and American Depository Receipts in a new National Grid holding company, and all equity interests in Holdings would subsequently be contributed to National Grid USA. On January 31, 2002, the merger was consummated and as a result of the merger, all of the common stock of Holdings is now owned by National Grid USA. Our corporate structure has not otherwise changed.

     Summary Financial Information. The following tables set forth our selected historical consolidated financial data derived from our audited and unaudited consolidated financial statements previously filed with the SEC under the Exchange Act. The following data should be read in conjunction with our previously filed consolidated financial statements.

                         SUMMARY FINANCIAL INFORMATION

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
INCOME STATEMENT DATA:
  Operating Revenues........................................  $3,865,949   $4,123,391
  Operating Expenses........................................   3,434,849    3,758,002
                                                              ----------   ----------
  Operating Income..........................................     431,100      365,389
  Income (Loss) Before Extraordinary Item...................     (21,403)      29,521
  Net Income (Loss).........................................     (22,312)      29,521
                                                              ==========   ==========

                                                                AS OF DECEMBER 31,
                                                              -----------------------
                                                                 2000         2001
                                                              ----------   ----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Net Utility Plant.........................................  $5,782,340   $4,617,695
  Current Assets............................................     705,860      658,580
  Regulatory Assets.........................................   5,316,007    5,826,765
  Non-redeemable Preferred Stock............................     440,000      440,000
  Mandatory Redeemable Preferred Stock......................      53,750       50,700
  Long-Term Debt............................................   4,678,963    4,419,822
  Current Liabilities.......................................   1,472,080    1,046,425
  Regulatory and Other Liabilities..........................   2,945,941    2,836,581
                                                              ==========   ==========

                                                                2000        2001
                                                                ----        ----
Ratio of Earnings to Fixed Charges..........................    0.93        0.90

Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................    0.87        0.84

     You can obtain more financial information about us by referring to the documents described below.

     Where You Can Find More Information. Niagara Mohawk files annual, quarterly and special reports and other information with the SEC. Niagara Mohawk filed a statement relating to the offers on Schedule TO with the SEC. Because the offers may be "going-private" transactions, the Schedule TO filed also includes information required by Rule 13e-3 under the Exchange Act with respect to the offers. The Schedule TO and such reports and other information contain additional information about Niagara Mohawk. You may read and copy any reports, statements or other information filed by Niagara Mohawk at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of this and other public reference rooms. These filings with the SEC are also available to the public from commercial document retrieval services and at the website maintained by the SEC located at:
"http://www.sec.gov."

     Niagara Mohawk will provide without charge to each person to whom a copy of this offer to purchase has been delivered, upon request, a copy of any or all of the documents that we have filed with the SEC, other than the exhibits to such documents. You may request these documents by writing or telephoning us at the following address or phone number: 300 Erie Boulevard West, Syracuse, New York 13202, Attention: Arthur W. Roos, telephone: (315) 474-1511. We will provide the requested documents within one business day of your request by first class mail or equally prompt means. The information relating to Niagara Mohawk contained in this offer to purchase does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference.

     If you would like to request documents from Niagara Mohawk, please do so by March 13, 2002 to receive them before the expiration of the offers.

9. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

     None of the officers or directors of Niagara Mohawk or National Grid own any of the preferred shares. None of the associates or majority-owned subsidiaries of Niagara Mohawk or National Grid own any of the preferred shares.

     Based on our records and information provided to us by our directors, executive officers, associates and subsidiaries and the directors, executive officers, associates and subsidiaries of National Grid, neither we, nor National Grid, nor any of our respective associates or majority-owned subsidiaries, nor, to the best of our knowledge, any of our respective directors or executive officers or those of our respective subsidiaries, have effected any transactions in the preferred shares during the 60 days before February 27, 2002.

     Except as otherwise described herein, neither we nor any person controlling us nor, to our knowledge, any of our directors or executive officers or those of National Grid, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

10.  SOURCE AND AMOUNT OF FUNDS

     We will need approximately $278 million to purchase all of the preferred shares pursuant to the offers and to pay related fees and expenses, assuming a tender of 100% of the outstanding preferred shares. It is anticipated that such funds will be available from a combination of our internal funds and internal funds of our parent company or other affiliates. There are no material conditions to the financing.

     Because the only consideration in the offers is cash and the offers are being made for all outstanding preferred shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of Niagara Mohawk, Niagara Mohawk's financial condition is not material to a decision by a holder of preferred shares whether to tender preferred shares.

     If you decide not to tender your preferred shares, you will remain a preferred shareholder of Niagara Mohawk and, as is currently the case, our financial condition will continue to be relevant to you in your capacity as a preferred shareholder.

11.  CONDITIONS TO THE OFFERS

     Notwithstanding any other provision of the offers, we will not be required to accept for payment or pay for any preferred shares tendered, and may terminate or amend and may postpone, subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered, the acceptance for payment of preferred shares tendered, if at any time after February 27, 2002 and at or before the time when we have accepted for payment all preferred shares validly tendered, any of the following shall have occurred:

          1. There shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to any offer or to us or any of our subsidiaries, by any legislative body, court, authority, government or governmental agency, authority or tribunal which, in our sole judgment, would or could or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the preferred shares illegal or otherwise restrict or prohibit consummation of any offer, (ii) delay or restrict our ability or render us unable to accept for payment or pay for some or all of the preferred shares, (iii) materially impair the contemplated benefits of any offer to us or (iv) in our reasonable judgment, materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or any offer's contemplated benefits to us;

          2. There shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of our preferred stock or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on our business, condition (financial or otherwise), income, operations, stock ownership, prospects or ability to obtain financing generally or the trading in our stock, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or
     (vi) in the case of any of the foregoing existing at the time of the commencement of the offers, in our reasonable judgment, a material acceleration or worsening thereof; or

          3. There shall have occurred any event or events that has resulted, or may in our reasonable judgment result, directly or indirectly, in an actual or threatened change in the business, condition (financial or otherwise), income, operations, stock ownership or prospects of us and our subsidiaries; and, in our reasonable judgment, such event or events make it undesirable or inadvisable to proceed with any offer or with such acceptance for payment.

     The foregoing conditions are for our benefit and we may assert them regardless of the circumstances, including any action or inaction on our part giving rise to any of these conditions, and we may waive any such condition, in whole or in part, at any time and from time to time in our discretion prior to the expiration date. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties.

     All conditions will be satisfied or waived prior to the expiration date.

12.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of the preferred shares as contemplated in the offers or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of preferred shares as contemplated by the offers. Should any such approval or other action be required, we currently contemplate that we will seek such approval or other action. We cannot predict whether we may determine that we are required to delay the acceptance for payment of, or payment for, preferred shares tendered in the offers pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained at all or without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the offers to accept for payment and pay for preferred shares are subject to certain conditions. See Section 11, "Conditions to the Offers."

13.  MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OFFERS

     The following discussion summarizes the material U.S. federal income tax considerations that are generally applicable to United States holders of preferred shares who tender such preferred shares for cash pursuant to the offer.

     You should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular shareholders in light of their individual circumstances. In particular, this discussion does not address the tax consequences of the offers to holders of the preferred shares who are dealers in securities, are foreign persons, do not hold their preferred shares as capital assets, or hold their preferred shares as part of an integrated investment comprised of the preferred shares and one or more other positions. Nor does this discussion address the tax consequences of the offers to any person under foreign, state or local tax laws.

     In addition, this discussion does not address the tax consequences of any transactions other than the offer. For example, it does not address the tax consequences of the payment of dividends that will be made on March 31, 2002 or of any dividends declared or paid thereafter. However, corporate holders should note that if our offer to purchase were deemed to give such holders an option to sell preferred shares, or if our offer combined with a holder's tender of shares were deemed to be a contract to sell such shares, the holder's holding period for purposes of the dividends received deduction would not include any date on which the option or contract was outstanding. In that case, a corporate holder which tendered its shares pursuant to the offer would not meet the holding period requirements necessary to be able to claim the dividends received deduction with respect to the dividend that will be paid on March 31, 2002 (and a corporate holder which did not tender its shares might also not meet such holding period requirements). YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE OFFERS AND RELATED TRANSACTIONS, INCLUDING ANY EFFECT OF THE OFFERS ON THE DIVIDENDS RECEIVED DEDUCTION.

     This discussion applies only to "United States holders" (as defined below). For purposes of this discussion, a "United States holder" means:

     - a citizen or resident of the United States;

     - a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

     - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, if a United States court can exercise primary supervision over its administration and one or more United States persons are authorized to control all of its substantial decisions.

     Characterization of the Purchase. Our purchase of a United States holder's preferred shares in the offers will be a taxable transaction for United States federal income tax purposes. Under Section 302 of the Internal Revenue Code, a United States holder whose preferred shares are purchased by us in the offers will be treated as having sold its preferred shares, and thus will recognize capital gain or loss, if the purchase:

     - results in a "complete termination" of the United States holder's equity interest in Niagara Mohawk; or

     - is "not essentially equivalent to a dividend" with respect to the United States holder.

     For purposes of both of these tests, certain constructive ownership rules, described in more detail below, apply.

     Complete Termination Test. Our purchase of a United States holder's preferred shares in the offers will result in a "complete termination" of that holder's equity interest in Niagara Mohawk if all of the preferred shares in Niagara Mohawk actually or constructively held by that holder are sold to us in the offers, provided that no shares of any other class of stock in Niagara Mohawk is actually or constructively owned by the holder.

     Not Essentially Equivalent to a Dividend Test. Our purchase of a United States holder's preferred shares in the offers will be treated as "not essentially equivalent to a dividend" if the reduction in the United States holder's proportionate interest in Niagara Mohawk as a result of the purchase constitutes a "meaningful reduction" given the United States holder's particular circumstances. The application of this test depends upon a shareholder's particular facts and circumstances. However, the IRS has indicated in a published revenue ruling that the redemption of any amount of nonvoting, nonconvertible preferred stock, such as the preferred shares that we are offering to purchase in the offers, represents a meaningful reduction of the shareholder's proportionate interest in the corporation if the shareholder does not own any other class of stock. This rule should apply even if a shareholder owns, actually or constructively, more than one class of nonvoting, nonconvertible preferred stock, so long as the shareholder does not actually or constructively hold any other class of stock (such as common stock).

     Constructive Ownership Rules. For purposes of both the "complete termination" test and the "not essentially equivalent to a dividend" test, United States holders must take into account both stock in Niagara Mohawk that they actually own and stock in Niagara Mohawk they are treated as owning under the constructive ownership rules of Section 318 of the Internal Revenue Code. Under the constructive ownership rules, a United States holder is treated as owning any stock in Niagara Mohawk that is owned (actually and in some cases constructively) by certain related individuals and entities, as well as any stock in Niagara Mohawk that the United States holder has the right to acquire by exercise of an option or by conversion or exchange of a security including any convertible stock or debt of Niagara Mohawk. A shareholder in a corporation is treated as owning that shareholder's proportionate share of any stock owned, directly or indirectly, by that corporation only if the shareholder actually or constructively owns 50 percent or more of the value of the stock of the corporation. Since all of the common stock of Niagara Mohawk is owned indirectly by National Grid Group plc, a United States holder of preferred stock would be treated as constructively owning common stock in Niagara Mohawk only if that holder and persons related to that holder owned (actually or constructively) 50 percent or more by value of the stock of National Grid Group plc.

     If a United States holder satisfies either of the tests described above, the United States holder will be treated as if it sold its preferred shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received in the offers (including any cash attributable to dividends accrued after March 31, 2002, but not declared or paid) and the United States holder's adjusted tax basis in the preferred shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the United States holder's holding period for the preferred shares that were sold exceeds one year as of the date of purchase by us in the offers. Certain limitations apply to the deductibility of capital losses by United States holders. Gain or loss is determined separately for each block of preferred shares (preferred shares acquired at the same cost in a single transaction) that is purchased by us from a United States holder in the offers. United States holders should consult their tax advisors concerning this determination.

     If a United States holder does not satisfy either of the tests described above, our purchase of that holder's preferred shares in the offers will not be treated as a sale or exchange. Instead, the entire amount received by that holder with respect to our purchase of its preferred shares in the offers will be treated as a dividend distribution to that holder with respect to its preferred shares under Section 301 of the Internal Revenue Code, taxable at ordinary income tax rates to the extent of that holder's share of our current and accumulated earnings and profits (within the meaning of the Internal Revenue
Code). To the extent the amount of the distribution exceeds that holder's share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of that holder's adjusted tax basis in its preferred shares and any remainder will be treated as capital gain (which may or may not be long-term capital gain, as described above). A corporate holder that is treated as receiving a dividend may be eligible for the dividends-received deduction, subject to certain limitations. As noted above, if our offer to purchase results in corporate holders being deemed to have an option to sell their preferred shares, or if corporate holders are deemed to have entered into a contract to sell their preferred shares, such holders may not meet the holding period requirements necessary to be able to claim the dividends received deduction. A corporate holder may also be subject to special tax rules relating to "extraordinary dividends" under Section 1059 of the Internal Revenue Code.

     Backup Withholding. Under certain circumstances, United States holders of the preferred shares may be subject to backup withholding at a 30% rate with respect to the amount of consideration received pursuant to the offers, unless the holder provides proof of an applicable exemption or a correct taxpayer identification number on the attached substitute Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

14.  FEES AND EXPENSES

     Merrill Lynch is acting as our financial advisor and as dealer manager in connection with the offers. Merrill Lynch has also provided an opinion with respect to the offers. We have agreed to pay Merrill Lynch as compensation for its services as financial advisor and as dealer manager in connection with the offers a fee of (a) $0.50 for each preferred share with a par value of $100 per share purchased by us pursuant to the offers and (b) $0.25 for each preferred share with a liquidation value of $50 per share purchased by us pursuant to the offers. We have also agreed to reimburse Merrill Lynch for certain reasonable out-of-pocket expenses incurred in connection with the offers and to indemnify Merrill Lynch and related persons and entities against certain liabilities, including certain liabilities under the federal securities laws, arising out of Merrill Lynch's engagement.

     We have retained D.F. King to act as the information agent and The Bank of New York to act as the depositary in connection with the offers. The information agent may contact holders of the preferred shares by mail, telephone, facsimile, email, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the offers to beneficial owners. The information agent and depositary will receive reasonable and customary compensation for their respective services and will be reimbursed for certain reasonable out-of-pocket expenses.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding material to their customers. We will not pay any fees or commissions to any institutional broker, dealer or other person (other than the dealer manager) in connection with the solicitation of tenders of preferred shares pursuant to the offers but we have agreed to pay a fee to any retail broker or dealer in connection with the solicitation of tenders of preferred shares pursuant to the offers as described further below.

     Soliciting Dealer Fees. Niagara Mohawk will pay a fee to soliciting dealers of an amount equal to (a) $1.50 per share for preferred shares of all series except the Series D and (b) $0.75 per share for preferred shares in the case of the Series D, that are tendered, accepted for payment and paid for in the offers in transactions for beneficial owners whose ownership is less than
(x) 2,500 preferred shares in the case of all series except the Series D and (y) 5,000 preferred shares in the case of the Series D. Any fees payable pursuant to this paragraph shall be paid in full to the dealer manager unless a soliciting dealer is designated (as herein described), in which case such fees shall be payable in full to such designated soliciting dealer (which designated soliciting dealer may be the dealer manager).

     A designated soliciting dealer is an entity obtaining the tender, if the applicable letter of transmittal shall include its name under the heading "Solicited Tenders Box," and it is:

     - a broker or dealer in securities, including the dealer manager in its capacity as a dealer or broker, which is a member of any national securities exchange or of the NASD;

     - a foreign broker or dealer not eligible for membership in the NASD which agrees to conform to the NASD's Rules of Fair Practice in soliciting tenders outside the U.S. to the same extent as though it were an NASD member; or

     - a bank or trust company.

     Soliciting dealers will include any of the organizations described above even when the activities of such organization in connection with the offers consist solely of forwarding to clients materials relating to the offers, including the applicable letter of transmittal, and tendering preferred shares as directed by beneficial owners thereof. No soliciting dealer is required to make any recommendation to holders of preferred shares as to whether to tender or refrain from tendering in the offers. No assumption is made, in making payment to any soliciting dealer, that its activities in connection with the offers included any activities other than those described in this paragraph. For all purposes noted in all materials relating to the offers, the term "solicit" shall be deemed to mean no more than "processing shares tendered" or "forwarding to customers materials regarding the offers."

     No such soliciting dealer fee shall be payable to a soliciting dealer with respect to the tender of preferred shares by a holder unless the letter of transmittal accompanying such tender designates such soliciting dealer. No such fee shall be paid to a soliciting dealer with respect to preferred shares tendered for such soliciting dealer's own account. If tendered preferred shares are registered in the name of such soliciting dealer, no such fee shall be payable unless such preferred shares are held by such soliciting dealer as nominee and such preferred shares are being tendered for the benefit of one or more beneficial owners identified on the applicable letter of transmittal. You should complete the "Solicited Tenders Box" in the applicable letter of transmittal to designate a soliciting dealer. No such fee shall be payable to a soliciting dealer if such soliciting dealer is required for any reason to transfer the amount of such fee to a beneficial owner. No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of Niagara Mohawk, the depositary, the information agent or the dealer manager for purposes of the offers.

     By accepting any soliciting dealer fee, a person shall be deemed to have represented that:

     - it has complied with the applicable requirements of the Exchange Act, and the applicable rules and regulations thereunder, in connection with such solicitation;

     - it is entitled to such compensation for such solicitation under the terms and conditions of the offers;

     - in soliciting tenders of preferred shares, it has used no soliciting materials other than those furnished by Niagara Mohawk; and

     - if it is a foreign broker or dealer not eligible for membership in the NASD, it has agreed to conform to the NASD's Rules of Fair Practice in making solicitations.

     None of the dealer manager, the information agent or the depositary assume any responsibility for the accuracy or completeness of the information concerning us or our affiliates contained in this offer to purchase or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

     Certain of our directors or executive officers may, from time to time, contact shareholders to provide them with information regarding the offers. These directors and executive officers will not make any recommendation to any shareholder as to whether to tender all or any preferred shares and will not solicit the tender of any preferred shares. We will not compensate any director or executive officer for these services.

     Fees and expenses to be incurred and paid by us in connection with the offers, are estimated as follows (assuming the purchase of 100% of the outstanding shares of each series of preferred stock):

Dealer Manager and Financial Advisory Fees..................  $1,475,000
Information Agent Fees......................................  $   30,000
Depositary Fees.............................................  $   25,000
Solicitation Fees...........................................  $2,950,000
Legal Fees..................................................  $  225,000
Accounting Fees.............................................  $    5,000
Printing....................................................  $   20,000
Filing Fees.................................................  $   59,000
Miscellaneous...............................................  $   10,000
                                                              ----------
          Total.............................................  $4,799,000

15.  MISCELLANEOUS

     No offer is being made to, nor will tenders be accepted from or on behalf of, holders of preferred shares in any jurisdiction in which the making of the applicable offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the offers in any such jurisdiction and extend the offers to holders of preferred shares in such jurisdiction.

     No person has been authorized to give any information or make any representation on our behalf not contained in this offer to purchase or in the letters of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information, including information required by Rule 13e-3 under the Exchange Act, with respect to the offers. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 8, "Certain Information about Niagara Mohawk."

                                          NIAGARA MOHAWK POWER CORPORATION

                                                                       EXHIBIT A

                         [LETTERHEAD OF MERRILL LYNCH]

                                                    February 26, 2002

Board of Directors
Niagara Mohawk Power Corporation
300 Erie Boulevard West
Syracuse, New York 13202

Members of the Board of Directors:

     Niagara Mohawk Power Corporation, a New York corporation (the "Company"), proposes to commence tender offers (the "Offers") pursuant to which the Company will purchase all the outstanding Cumulative Preferred Stock (the "Preferred Shares") of the Company set forth on Schedule I hereto. The terms and conditions of the Offers are set forth in the offer to purchase (the "Offer to Purchase") and related letters of transmittal (the "Letters of Transmittal").

     You have asked us to advise, in our opinion, whether the Offers, as described in the Offer to Purchase and Letters of Transmittal, are (i) being made at prices and on such terms as are customary for tender offers for similar securities and (ii) are fair from a financial point of view to the unaffiliated holders of the Preferred Shares.

     In arriving at the opinion set forth below, we have, among other things:

          (i) reviewed the current and historical market prices, trading activity and expected premiums for the Preferred Shares;

          (ii) compared the current and historical market prices, trading activity and expected premiums for the Preferred Shares with comparable preferred issues in the utility sector which we deemed to be reasonably similar to the Company's; and

          (iii) reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company as to the expected future financial performance of the Company. We have also assumed that the final form of the Offer to Purchase and Letters of Transmittal will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

     We are acting as dealer manager to the Company in connection with the Offers and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Offers. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

     We have, in the past provided financial advisory and financing services to the Company and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Preferred Shares and other securities of the Company and its affiliates for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and shall not be used for any other purpose. Our opinion does not address the merits of the underlying decision by the Company to engage in the Offers and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its Preferred Shares in the Offers. This opinion is not intended to be relied upon or confer any rights or remedies upon any employee, creditor, shareholder or other equity holder of the Company, or any other party. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") or any of its affiliates without the prior consent of Merrill Lynch.

     We are not expressing any opinion herein as to the prices at which the Preferred Shares or any other security of the Company will trade following the announcement or consummation of the Transaction.

     On the basis of and subject to the foregoing and as of the date hereof, we are of the opinion that (i) the Offers, as described in the Offer to Purchase and Letters of Transmittal, are being made at prices and on such terms as are customary for tender offers for similar securities and (ii) the Offers are fair from a financial point of view to the unaffiliated holders of the Preferred Shares.

                                        Very truly yours,

                                        MERRILL LYNCH, PIERCE, FENNER & SMITH
                                        INCORPORATED

                                                                      SCHEDULE I

                           CUMULATIVE PREFERRED STOCK

Fixed/Adjustable Rate Cumulative Preferred Stock, Series D
Cumulative Preferred Stock, 3.40% Series
Cumulative Preferred Stock, 3.60% Series
Cumulative Preferred Stock, 3.90% Series
Cumulative Preferred Stock, 4.10% Series
Cumulative Preferred Stock, 4.85% Series
Cumulative Preferred Stock, 5.25% Series

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following is a list of the directors and executive officers of Niagara Mohawk Power Corporation and National Grid Group plc, the ultimate parent company of Niagara Mohawk Power Corporation, and for each, a description of the following: (i) current principal occupation or employment and the name, principal business and address of any corporation or organization in which the employment or occupation is conducted; (ii) material occupations, positions, offices or employment during the past five years, giving the starting and ending dates of each and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on; and (iii) country of citizenship.

     Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     Unless otherwise noted below, the business address of each of the following persons associated with Niagara Mohawk Power Corporation is 300 Erie Boulevard West, Syracuse, New York 13202-4250 and National Grid Group plc is 15 Marylebone Road, London, NW1 5JD, United Kingdom.

                        NIAGARA MOHAWK POWER CORPORATION

NAME                                        AGE                     POSITION
----                                        ---                     --------
William F. Edwards........................  44    President, Director
Steven W. Tasker..........................  44    Senior Vice President, Treasurer
Gary R. Jesmain...........................  54    Senior Vice President
Clement E. Nadeau.........................  50    Senior Vice President, Director
Anthony C. Pini...........................  49    Senior Vice President, Director
David J. Arrington........................  50    Senior Vice President
Thomas J. Baron...........................  57    Senior Vice President
Theresa A. Flaim..........................  52    Vice President -- Strategic Planning
Kapua A. Rice.............................  51    Corporate Secretary
Edward A. Capomacchio.....................  55    Controller
Michael E. Jesanis........................  45    Director
Kwong O. Nuey.............................  53    Director

     William F. Edwards has been President and a Director of Niagara Mohawk Power Corporation since January 2002. Mr. Edwards served as Senior Vice President and Chief Financial Officer of Niagara Mohawk Holdings, Inc. from 1999 to 2002 and of Niagara Mohawk Power Corporation from 1997 to 2002. Mr. Edwards was Vice President of Financial Planning of Niagara Mohawk Power Corporation from 1995 to 1997. Mr. Edwards is a United States citizen.

     Steven W. Tasker has been Senior Vice President and Treasurer of Niagara Mohawk Power Corporation since January 2002. Mr. Tasker served as Vice President -- Controller of Niagara Mohawk Holdings, Inc. from 1999 to 2002 and of Niagara Mohawk Power Corporation from 1993 to 2002. Mr. Tasker is a United States citizen.

     Gary R. Jesmain has been Senior Vice President of Business Services of Niagara Mohawk Power Corporation since January 2002. Previously, Mr. Jesmain was the Regional Manager -- Central Region of Niagara Mohawk Power Corporation from 1997 to 2002 and the Director of Customer Service for Niagara Mohawk Power Corporation from 1994 to 1997. Mr. Jesmain is a United States citizen.

     Clement E. Nadeau has been a Senior Vice President and Director of Niagara Mohawk Power Corporation since January 2002. Mr. Nadeau served as Vice President -- Electric Delivery of Niagara Mohawk Power Corporation from 1998 to 2002. Previously, Mr. Nadeau was Vice President -- Marketing and Planning of Niagara Mohawk Power Corporation from 1996 to 1998. Mr. Nadeau is a United States citizen.

     Anthony C. Pini has been Senior Vice President and Director of Niagara Mohawk Power Corporation since January 2002. Previously, Mr. Pini was President of New England Electric System Communications, Inc. from 1997 to 2002 and Vice President of Retail Customer Service of National Grid USA subsidiaries from 1993 to 1997. Mr. Pini is a United States citizen.

     David J. Arrington has been Senior Vice President -- Human Resources and Chief Administrative Officer of Niagara Mohawk Power Corporation since March 1999. Mr. Arrington served as Senior Vice President and Chief Administrative Officer of Niagara Mohawk Holdings, Inc. from 1999 to 2002. Mr. Arrington was Senior Vice President -- Human Resources from 1990 to March 1999. Mr. Arrington is a United States citizen.

     Thomas J. Baron has been Senior Vice President -- Field Operations of Niagara Mohawk Power Corporation since October 1998. Mr. Baron was Vice President -- Fossil and Hydro Generation and Environmental Affairs of Niagara Mohawk Power Corporation from April 1998 to October 1998 and Vice
President -- Fossil and Hydro Generation from 1991 to 1998. Mr. Baron is a United States citizen.

     Theresa A. Flaim has been Vice President -- Strategic Planning of Niagara Mohawk Power Corporation and of Niagara Mohawk Holdings, Inc. since 1999. Ms. Flaim served as Vice President -- Corporate Strategic Planning of Niagara Mohawk Power Corporation from 1994 to 1999. Ms. Flaim is a United States citizen.

     Kapua A. Rice has been Corporate Secretary of Niagara Mohawk Power Corporation since 1994 and of Niagara Mohawk Holdings, Inc. since 1998. Ms. Rice is a United States citizen.

     Edward A. Capomacchio has been Controller of Niagara Mohawk Power Corporation and Controller and Vice President of National Grid USA Service Company since January 2002. Mr. Capomacchio has been Acting Controller of National Grid USA and Controller of many of its subsidiaries since 2001. Previously, Mr. Capomacchio was Assistant Controller of National Grid USA Service Company from 1998 through 2001 and Director of Internal Audit of National Grid USA Service Company from 1994 to 1998. Mr. Capomacchio is a United States citizen.

     Michael E. Jesanis has been a Director of Niagara Mohawk Power Corporation since January 2002. Mr. Jesanis has been the Executive Vice President, Chief Operating Officer and a Director of National Grid USA since 2000. Previously, Mr. Jesanis was the Senior Vice President and Chief Financial Officer of New England Electric System from 1998 to 2000, the Vice President from 1997 to 1998 and the Treasurer from 1992 to 1998. Mr. Jesanis is a United States citizen.

     Kwong O. Nuey has been a Director of Niagara Mohawk Power Corporation since January 2002. Mr. Nuey has been the Vice President and Chief Information Officer of National Grid USA Service Company since 2002. Previously, Mr. Nuey was the Vice President and Controller of National Grid USA Service Company from 2000 to 2002 and the Vice President and Director of Retail Information Services from 1997 to 2000. Mr. Nuey is a United States citizen.

                            NATIONAL GRID GROUP PLC

NAME                                        AGE                     POSITION
----                                        ---                     --------
James Hood Ross...........................  63    Chairman
Roger John Urwin..........................  55    Group Chief Executive
Stephen John Box..........................  51    Group Finance Director
Richard Paul Sergel*......................  52    Group Director, North America
Steven John Holliday......................  45    Group Director, U.K. and Europe
Edward Morrison Astle.....................  47    Group Director, Telecommunications
Robert Frederick William Faircloth........  65    Non-executive Director
John Albert Martin Grant..................  56    Non-executive Director
Paul Lewis Joskow*........................  54    Non-executive Director
Richard Gurdon Reynolds...................  62    Non-executive Director
William E. Davis**........................  59    Executive Director
Dr. Bonnie G. Hill**......................  60    Non-executive Director
Fiona Smith...............................  43    Secretary, General Counsel

---------------

 * The business address for this person is 25 Research Drive, Westborough, Massachusetts 01582.

** The business address for this person is 300 Erie Boulevard West, Syracuse,
   New York 13202-4250.

     James H. Ross has been Chairman of National Grid Group plc since July 1999 and a Director of National Grid Group plc since March 1999. Mr. Ross has also been Chairman of The Littlewoods Organisation plc since May 1996. The Littlewoods Organisation plc is located at 100 Old Hall Street, Liverpool, L70 1DX, United Kingdom. Mr. Ross was Chief Executive Officer of Cable and Wireless plc from 1992 to 1995. Prior to that, Mr. Ross was a Managing Director of the British Petroleum Company plc and Chairman and Chief Executive Officer of BP America. Mr. Ross is a non-executive director of McGraw Hill and Datacard, both based in the United States, and of Schneider Electric, based in France. Mr. Ross is a British citizen.

     Roger J. Urwin has been a Director of National Grid Group plc and of National Grid Company since 1995. Mr. Urwin has been Group Chief Executive of National Grid Group plc since April 2001. Prior to this, Mr. Urwin was Chief Executive Officer of the National Grid Company plc. and London Electricity plc. Mr. Urwin held a number of appointments within the Central Electricity Generating Board before joining Midlands Electricity Board as Director of Engineering. Mr. Urwin is a Non-Executive Director of The Special Utilities Investment Trust plc and TotalFinaElf Exploration UK plc and a fellow of the Royal Academy of Engineering. Mr. Urwin is a British citizen.

     Stephen J. Box has been Group Director of Finance of National Grid Group plc and National Grid Company since August 1997. Mr. Box was formerly with Coopers & Lybrand, where he was a partner specializing in corporate finance. Mr. Box is a non-executive director of Energis and Michael Page International plc and a member of the Financial Reporting Review Panel. Mr. Box is a British citizen.

     Richard P. Sergel has been Group Director of North America of National Grid Group plc and President, Chief Executive Officer and a Director of National Grid USA since 2000. Mr. Sergel was President and Chief Executive Officer of National Grid Group from February 1998 until the acquisition of New England Electric System by National Grid Group. Mr. Sergel's previous positions with New England Electric System include Senior Vice President in charge of Retail Operations and Unregulated Ventures, Vice President and Treasurer. Mr. Sergel has served as Chairman of the Board of the distribution companies owned by National Grid USA from 1993 to 1997 and has been a non-executive director of State Street Corporation since 1999. Mr. Sergel is a United States citizen.

     Steven J. Holliday has been Group Director of Europe of National Grid Group plc and Chief Executive of National Grid Company plc since March 2001. Mr. Holliday was formerly an executive director of British

Borneo Oil and Gas. Prior to this, Mr. Holliday spent 19 years with the Exxon Group, where he held senior positions in the operations and business development areas. Mr. Holliday is a British citizen.

     Edward M. Astle has been Group Director of Telecommunications of National Grid Group plc since September 2001. Mr. Astle was Managing Director of BICC Communications from 1997 to 1999. Prior to this, Mr. Astle spent 19 years with Cable and Wireless. Mr. Astle is Chairman of 3G Lab Ltd., located at Matrix House, Cowley Road, Cambridge, CB4 0HH, United Kingdom. Mr. Astle is also a non-executive director of Energis, Intec Telecoms Systems and Ilotron Limited. Mr. Astle is a British citizen.

     Robert F. W. Faircloth has been a non-executive director, Chairman of the Remuneration Committee and member of the Audit and Nominations Committee of National Grid Group plc since 1995. Mr. Faircloth was Chief Operating Officer and an executive director of BTR until 1995 and a non-executive director of BTR until May 1998. Before joining BTR in 1980, Mr. Faircloth held technical and management positions, mainly in petrochemicals and paper industries in Canada and Europe. Mr. Faircloth is engaged in international management consulting with international banks, industrial companies and government agencies. Mr. Faircloth is a United States citizen.

     John A. M. Grant has been a non-executive director, Chairman of the Audit Committee and member of the Nominations and Remuneration Committee of National Grid Group plc since 1995. Mr. Grant is Executive Chairman of Hasgo Group Limited and Peter Snubs Limited. Hasgo Group Limited is located at The Manor, Haseley Business Centre, Warwick, CV35 7LS, United Kingdom and Peter Snubs Limited is located at Causeway Avenue, Warrington, Cheshire, WA4 6QB. Mr. Grant was Chief Executive of Ascot plc from 1997 to 2000, Finance Director of Lucas Industries plc (subsequently Lucas variety plc) from 1992 to 1996 and held a number of senior executive positions during 25 years with Ford Motor Company, including Vice President, Ford of Europe, Director of Corporate Strategy, Ford USA and Executive Deputy Chairman of Jaguar. Mr. Grant is also a non-executive director of Torotrak plc, Corac Group Plc and Cordex plc. Mr. Grant is a British citizen.

     Paul L. Joskow has been a non-executive director and member of the Audit Committee of National Grid Group plc since 2000. Mr. Joscow is a Professor of Economics and Management at the Massachusetts Institute of Technology, Memorial Drive, Cambridge, Massachusetts, and is Director of the MIT Center for Energy and Environmental Policy Research. Mr. Joskow is a research associate of the US National Bureau of Economic Research and a fellow of the Econometric Society and the American Academy of Arts and Sciences. Mr. Joscow served as a Director of New England Electric System from 1987 until its acquisition by National Grid Group plc. Mr. Joscow is a trustee of Putman Mutual Funds, a Director of State Farm Indemnity Company and a Director of the Whitehead Institute of Biomedical Research. Mr. Joskow is a United States citizen.

     Richard G. Reynolds has been a non-executive director and member of the Audit and Remuneration Committee of National Grid Group plc since 1998. Mr. Reynolds was a Director of GEC from 1986 to 1995 and was Managing Director of GEC Telecommunications (which became GPT upon the merger of the GEC and Plessey telecommunications companies). Mr. Reynolds was also Chairman of GPT and is currently Chairman of Wavionix Software Limited. Mr. Reynolds is a Non-executive Director of Photobition Group plc and Telme Group plc. Mr. Reynolds is a British citizen.

     William E. Davis has been a Director of National Grid Group plc since 2002. Mr. Davis has been Chairman of the Board of Niagara Mohawk Holdings, Inc. since 1998 and was Chief Executive Officer of Niagara Mohawk Holdings Inc. (and, before the creation of the holding company, Niagara Mohawk Power Corporation) from 1993 until the merger with National Grid Group plc. Mr. Davis is a Director of Opinac North America, Inc., Niagara Mohawk Energy, Inc., Canadian Niagara Power Company, Ltd. and Utilities Mutual Insurance Company. Mr. Davis is Chairman of the Boards of Niagara Mohawk Energy, Inc. and Opinac North America, Inc. and Secretary of Utilities Mutual Insurance Company. Mr. Davis is a United States citizen.

     Dr. Bonnie G. Hill has been a non-executive director of National Grid Group plc since 2002. Dr. Hill was a Director of Niagara Mohawk Holdings, Inc. (and, before the creation of the holding company, Niagara

Mohawk Power Corporation) from 1991 until the merger with National Grid Group plc. Dr. Hill is the President of B. Hill Enterprises, LLC, a consulting firm specializing in corporate governance and other organizational and public policy issues, located at 5670 Wilshire Boulevard, Suite 600, Los Angeles, California, 90036. From 1998 to 2001, Dr. Hill served as Senior Vice-President of Communications and Public Affairs for The Los Angeles Times and from 1997 to 2001, as President and Chief Executive Officer of The Times Mirror Foundation. Dr. Hill is also a Director of AX Steel Corporation, Albertson's Inc., Hershey Foods Corporation, ChoicePoint, Inc. and The Home Depot, Inc. Dr. Hill is a United States citizen.

     Fiona Smith has been Company Secretary and General Counsel of National Grid Group plc since 1996. Ms. Smith has been with National Grid Group plc since 1990, holding a number of positions within the legal team. Prior to this, Ms. Smith was a solicitor working both in private practice and then for the South of Scotland Electricity Board. Ms. Smith is a British citizen.

                       The Depositary for the Offers is:

                              THE BANK OF NEW YORK

           By Mail                        By Hand                By Overnight Delivery:

    The Bank of New York           The Bank of New York           The Bank of New York
  Niagara Mohawk PFD Tender       Reorganization Services       Niagara Mohawk PFD Tender
       P.O. Box 859208         One Wall Street -- 3rd Floor        165 Bay State Road
  Braintree, MA 02185-9208          New York, NY 10286             Braintree, MA 02184

                                 By Facsimile:
                                 (781) 380-3388

  Questions regarding how to tender and requests for additional copies of this offer to purchase, the letters of
 transmittal or other documents related to the offers should be directed to the information agent.

                    The Information Agent for the Offers is:

                             D.F. KING & CO., INC.
                                77 Water Street
                               New York, NY 10005
                         For information by telephone:
                                 (888) 414-5566

  Questions regarding the terms of the offers should be directed to the dealer manager.

                     The Dealer Manager for the Offers is:

                              MERRILL LYNCH & CO.
                      4 World Financial Center, 7th Floor
                               New York, NY 10080
                     Attention: Liability Management Group
                           (888) ML4-TNDR (654-8637)